As filed with the Securities and Exchange Commission on November 25, 2009

Registration No. 333-________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

BLUEPHOENIX SOLUTIONS LTD.
(Exact name of Registrant as Specified in Its Charter)

Israel	Not Applicable
(State or other jurisdiction of	(I.R.S. employer
incorporation or organization)	Identification no.)

8 Maskit Street
Herzlia 46733, Israel
972-9-952-6110
(Address and telephone number of Registrant's principal executive offices)

Varda Sagiv
BluePhoenix Solutions USA Inc.
8000 Regency Parkway
Cary, North Carolina 27511
(919) 380-5100
(Name, address and telephone number of Agent for Service)

Copies to:

Ernest Wechsler, Esq.	Yael Peretz, Adv.	Yael Bar-Shai
Kramer Levin Naftalis & Frankel LLP	BluePhoenix Solutions Ltd.	Herzog, Fox & Neeman
1177 Avenue of the Americas	8 Maskit Street	Asia House
New York, New York 10036	Herzlia 46733, Israel	4 Weizman Street
(212)-715-9100	972-9-952-6110	Tel Aviv 64239, Israel
972-3-692-2020

        Approximate date of commencement of proposed sale to the public: From time to time after the Registration Statement becomes effective.

        If only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. ☒

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a registration statement pursuant to General Instruction I.C. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐

        If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.C. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered (1)		Proposed Maximum Offering Price Per Unit		Proposed Maximum Aggregate Offering Price	Amount of Registration Fee

Ordinary shares, par value NIS 0.01 per share	1,364,575	(2)	$2.70	(4)	$3,684,353	$205.59
Ordinary shares, par value NIS 0.01 per share	1,637,488	(3)	$3.95	(5)	$6,468,078	$360.92
Ordinary shares, par value NIS 0.01 per share	1,364,575	(3)	$3.05	(5)	$4,161,954	$232.24
Total	4,366,638				$14,314,384	$798.75

    (1)        Pursuant to Rule 416 under the Securities Act of 1933, as amended (the “Securities Act”), all amounts of ordinary shares include an indeterminable number of additional ordinary shares that may be issued to prevent dilution resulting from stock splits, stock dividends or similar transactions affecting the ordinary shares to be offered by the selling shareholders.

    (2)        Represents ordinary shares being registered for resale by certain selling shareholders.

    (3)        Represents ordinary shares being registered for resale by certain selling shareholders issuable upon exercise of warrants pursuant to an agreement between the registrant and those selling shareholders.

    (4)        Estimated solely for the purpose of determining the registration fee pursuant to Rule 457(c) of the Securities Act, based on the average of the reported high and low prices of the ordinary shares as reported by the NASDAQ Global Market on November 19, 2009. The ordinary shares we are registering are to be sold by the selling shareholders.

    (5)        Calculated in accordance with Rule 457(g)(1) under the Securities Act.

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. NO SELLING SHAREHOLDER MAY SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

SUBJECT TO COMPLETION, DATED NOVEMBER 25, 2009

PROSPECTUS

4,366,638 Ordinary Shares

BluePhoenix Solutions Ltd.

        This prospectus relates to the resale from time to time of up to 4,366,638 ordinary shares, as follows:

—	Up to 1,364,575 ordinary shares held by the selling shareholders; and

—	Up to 3,002,063 ordinary shares issuable upon exercise of warrants held by the selling shareholders.

        We will not receive any proceeds from sales of the ordinary shares offered pursuant to this prospectus, but we will receive the proceeds from the exercise of warrants. The selling shareholders identified in this prospectus, or their pledgees, donees, transferees or other successors-in-interest, may offer the ordinary shares from time to time through public or private transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to prevailing market prices or at privately negotiated prices.

        The selling shareholders and any agent or broker-dealer that participates with the selling shareholders in the distribution of the ordinary shares may be considered “underwriters” within the meaning of the Securities Act, and, in that event, any commissions received by them and any profit on the resale of the shares may be considered underwriting commissions or discounts under the Securities Act.

        Our ordinary shares are listed for quotation on the NASDAQ Global Market and on the Tel-Aviv Stock Exchange under the symbol “BPHX.” On November 19, 2009, the closing sale price of our ordinary shares on the NASDAQ Global Market was $2.70 per share, and the closing sale price of our ordinary shares on the TASE was NIS 10.37 per share. You are urged to obtain the current market quotations for our ordinary shares.

        Investing in our ordinary shares involves a high degree of risk. See “Risk Factors” on page 4 to read about factors you should consider before buying our ordinary shares.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated           , 2009

i

ABOUT THIS PROSPECTUS

        This prospectus is part of a registration statement that we filed with the United States Securities and Exchange Commission, or the SEC, utilizing a “shelf” registration process. Under this shelf process, the selling shareholders may offer up to a total of 4,366,638 ordinary shares, from time to time, in one or more offerings in any manner described under the section in this prospectus entitled “Plan of Distribution.”

        Unless the context otherwise requires, all references in this prospectus to “we,” “our,” “our company,” “us” and the “Company” refer to BluePhoenix Solutions Ltd. and its subsidiaries. References to “BluePhoenix” refer to BluePhoenix Solutions Ltd.

        All references in this prospectus to “ordinary shares” refer to our ordinary shares, par value 0.01 NIS per share.

        All references in this prospectus to “dollars” or “$” are to United States dollars.

        All references in this prospectus to “shekels” or “NIS” are to New Israeli Shekels.

PROSPECTUS SUMMARY

        You should read the following summary together with the more detailed information regarding us and the securities being sold in this offering, including the risks discussed under the heading “Risk Factors,” contained in this prospectus. You should also read carefully the consolidated financial statements and notes thereto and the other information about us that is incorporated by reference into this prospectus, including our amended annual report on Form 20-F/A for the fiscal year ended December 31, 2008 filed with the Securities and Exchange Commission on November 24, 2009, referred to as “our Form 20-F/A for 2008,” and our Forms 6-K regarding our 2009 financial results through September 30, 2009 and recent material transactions, all incorporated by reference into this prospectus.

Our Company

        We were incorporated in Israel in 1987. Our registered office is located at 8 Maskit Street, Herzlia 46733, Israel and our telephone number is 972-9-952-6110. Our U.S. headquarters are located at 8000 Regency Parkway, Cary, North Carolina 27511 and our telephone number there is (919) 380-5100.

        We develop and market unique value driven enterprise legacy information technology, or IT, modernization solutions that enable companies to automate the process of modernizing and upgrading their mainframe and distributed IT infrastructure in order to more effectively compete in today’s business environment. The combination of our comprehensive tools and services with our unique methodology provides an efficient and cost-effective process for extending the return on investment of existing enterprise IT assets.

        Our complete modernization solutions consist of a combination of automated technologies and services that minimize the risk through the whole life cycle of the modernization process. Our solutions are based on technologies that support the four phases of the process, which we call: Understanding, Migration, Remediation, and Redevelopment. The solutions allow companies to fully leverage their current systems and applications, speed up and reduce the cost of the renewal process, and effectively update their systems in order to be more agile when having to adapt to new business demands. In addition, by using our technologies our customers gain the added value of extending their systems to be ready for future demands, such as Service Oriented Architecture, or SOA. Our modernization solutions are offered to customers in all business market sectors, particularly financial services, automotive and governmental entities. In addition, we provide consulting services such as application development services and maintenance for core banking systems.

        Our comprehensive enterprise technologies span mainframe, midrange, and client/server computing platforms. We have enhanced our expertise through the successful completion of projects for many large organizations over the past two decades, establishing our credibility and achieving international recognition and presence. Based on our technology and that of our affiliates, we develop and market software products, tools, and related methodologies. We deliver our tools and methodologies together with training and support in order to provide enterprises with comprehensive solutions, primarily for the modernization of existing IT systems.

        We provide our modernization solutions directly or through our strategic partners, such as IBM, Electronic Data System Ltd. (“EDS”), NCS Pte Ltd., Mann India, and Sun Micro Systems. Additionally, from time to time, other IT services companies license our technologies for use in modernization projects in various markets. Our partners include system integrators, as well as other software vendors such as Oracle and Microsoft, who assist us in increasing our penetration and exposure in the market. We provide solutions to our partners’ customers in collaboration with the system integrator’s team. In most cases, our partners provide related services to customers. Our arrangements with our partners vary. We may enter into distribution agreements under which we grant licenses to our partners or to the partners’ customers or provide related services, or a combination of both. Alternatively, we may enter into subcontractor relationships with our strategic partners.

        Some of our agreements are fixed price contracts. These projects bear some risks and uncertainties as we price these contracts based on estimates of future costs, duration of the project, and the impact of potential changes in the scope of the work. We also enter into other types of contracts, including annual maintenance contracts, license agreements, and arrangements on a time and materials basis.

        One of our customers, the Capita Group Plc, accounted for 10% of our revenues in 2008. SDC Udvikling A/S accounted for 12% and 11% of our revenues in 2007 and 2006, respectively and EDS accounted for 11% in 2007.

        Our quarterly and annual results of operations have fluctuated significantly in the past and we expect them to continue to fluctuate significantly in the future as a result of numerous factors, including: global economic trends, like the recent global economic crisis; fluctuations in foreign currencies exchange rates compared to the US dollar, our reporting currency; fluctuations in sale of software products; the impact of acquisitions and dispositions of companies; and the difficulties we have encountered in introducing our tools to the market. Therefore, we believe that period-to-period comparisons of our financial results are not necessarily meaningful and you should not rely on them as an indication of future performance.

Recent Developments

        DSKnowledge Ltd. (“DSK”) Pursuant to purchase agreements dated November 12, 2009 (the “DSK Group Agreements”), we agreed to purchase certain assets of DSK and its affiliated companies. DSK and its affiliated companies are providers of Knowledge Management (“KM”) software for enterprises and services. DSK modernizes and transforms legacy data, information and content elements in enterprises into one knowledge management repository. Pursuant to the terms of the DSK Group Agreements, we agreed to acquire the assets for approximately $3.7 million of which we may, in our sole discretion, pay approximately $1.8 million in equity securities. We may be required to pay additional consideration based upon the future performance of the business. In addition, we agreed to assume liabilities of approximately $1.2 million. The conditions to closing have not yet been fulfilled, and the parties agreed to extend the date for closing until November 29, 2009.

        JLC Russia. In May 2008, in order to expand our off-shore center in Russia, we purchased the activity of an offshore professional outsourcing center in Nitzni, Russia, for total consideration of $1.18 million. Under the terms of the transaction, we agreed to pay to the selling shareholders of JLC Group Inc., or JLC, additional consideration if certain criteria are met, based on the revenue growth of JLC’s activity in 2008 and 2009. Accordingly, during the period from May 1, 2008 to December 31, 2008, additional consideration of $406,000 was accrued and was paid in April 2009.

        TIS Consultants Ltd. In January 2008, we entered into an agreement (the “TIS Purchase Agreement”) for the purchase of the entire outstanding share capital of TIS Consultants Ltd., or TIS, a company incorporated in Cyprus, that wholly owns a subsidiary incorporated in India, TISA Software Consultants Private Limited. TIS provides consulting services, solutions and value added products to the banking industry, specializing in the market for Temenos GLOBUS/T24™. TIS’ acquisition expands our product offerings and services.

        Under the TIS Purchase Agreement, we paid to the selling shareholders an amount of $500,000 and an additional amount of $700,000 as a nonrefundable advance payment on account of contingent consideration described below. As part of the transaction, we undertook to pay the selling shareholders contingent consideration equal to 5.5 times of the average operating profit of TIS in 2008, 2009 and 2010 but not less than the maximum operating profit in a certain year during this period. We undertook to pay nonrefundable down payments in February 2009, February 2010 and February 2011, in each case based on the operating profit in previous years. Furthermore, we undertook to pay additional incremental consideration based on the growth in TIS’ revenues in each of 2008, 2009 and 2010 in an amount of up to 35% of the revenue growth in each of these years compared to the previous year.

        Following a dispute with TIS regarding the earn-out calculation, in September 2009 we entered into a settlement agreement with the former shareholders of TIS for dismissal of legal proceedings regarding the amount of the contingent consideration. Under the settlement agreement, we will pay the former shareholders of TIS contingent consideration of $1,057,500 in January 2010 and $1,163,250 in January 2011. In addition, we issued to the former shareholders of TIS 813,461 of our ordinary shares. The parties agreed on a mutual release of their respective claims, and the former shareholders of TIS waived their rights to any future contingent consideration.

THE TRANSACTIONS

Securities Purchase Agreement

        Pursuant to a securities purchase agreement dated as of October 12, 2009, we issued to the selling shareholders described under the section in this prospectus entitled “Selling Shareholders” an aggregate of 1,364,575 ordinary shares and warrants exercisable into an aggregate of 3,002,063 ordinary shares, which we refer to as the “Transaction.”

        Warrants

        The warrants were issued to the selling shareholders upon consummation of the Transaction, on October 14, 2009. Each of the selling shareholders was issued the following:

    (i)        Series A Warrants that are exercisable immediately with a term of exercise equal to five years and an exercise price equal to $3.95, subject to adjustment if (a) we effect certain recapitalization, reorganization, reclassification, consolidation, merger or sale transactions, (b) we issue dividends payable in, or a distribution of, ordinary shares, subdivide our ordinary shares into a larger number of shares, combine our ordinary shares into a smaller number of shares, or we make certain other distributions, or (c) we make certain other dilutive issuances (collectively, the “Adjustment Events”). Each selling shareholder received Series A Warrants which entitle the selling shareholder to purchase a number of our ordinary shares equal to 60% of the number of our ordinary shares which such selling shareholder purchased in the Transaction;

    (ii)        Series B Warrants that are exercisable immediately with a term of exercise that expires upon the earlier of (a) four and one-half months from the effective date of the Registration Statement (the “Effective Date”) and (b) four and one-half months from the date on which all of the ordinary shares and warrants issued pursuant to the Transaction and all of the ordinary shares underlying the warrants issued pursuant to the Transaction may be sold by non-affiliates without the requirement for us to be in compliance with Rule 144(c)(1) (the “144 Date”) and an exercise price equal to $3.05, subject to adjustment upon the occurrence of an Adjustment Event. Each selling shareholder received Series B Warrants which entitle the selling shareholder to purchase a number of our ordinary shares equal to 100% of the number of our ordinary shares which such selling shareholder purchased in the Transaction; and

    (iii)        Series C Warrants that are exercisable immediately upon the exercise of the Series B Warrants in accordance with the terms set forth in the Series C Warrants with a term of exercise that expires upon the earlier of (a) five years and four and one-half months from the Effective Date and (b) five years and four and one-half months from the 144 Date and an exercise price equal to $3.95 subject to adjustment upon the occurrence of an Adjustment Event. Each selling shareholder received Series C Warrants which entitle the selling shareholder to purchase a number of our ordinary shares equal to 60% of the number of our ordinary shares which such selling shareholder purchased in the Transaction.

        Registration Rights Agreement

        In connection with the purchase of the securities pursuant to the securities purchase agreement, we entered into a registration rights agreement with the purchasers dated as of October 12, 2009, pursuant to which we agreed to register the resale under the Securities Act of the ordinary shares issued to the selling shareholders and the ordinary shares underlying the warrants. This prospectus forms a part of the registration statement that is being filed to satisfy our obligations under the registration rights agreement. We agreed to file the registration statement with the SEC, by November 27, 2009. Under the registration rights agreement, we would be obliged to pay investors in the offering $62,429 per month liquidated damages if any the following circumstances occur:

—	we fail to timely file a registration statement;

—	we fail to file with the SEC a request for acceleration of the registration statement within five trading days of being notified that we will not be reviewed by the SEC or will not be subject to further review;

—	we fail to file a pre-effective amendment or respond to SEC comments within 20 calendar days after receipt of such comments;

—	all of the registrable securities are not registered for resale pursuant to an effective registration statement by the earlier of (A) February 9, 2010; or (B) the date which is within 5 business days after the date on which the SEC informs us (i) that the SEC will not review the registration statement; or (ii) that we may request the acceleration of the effectiveness of the registration statement and on which we make such request; or

—	after the effective date of the registration statement, the registration statement ceases to remain continuously effective, or the selling shareholders are otherwise not permitted to utilize the prospectus to resell the shares, for more than 20 consecutive calendar days or more than an aggregate of 30 calendar days during any 12-month period.

        In any event, the amount of liquidation damages payable by us will not exceed an aggregate of $249,716.

RISK FACTORS

        You should carefully consider the risks described below and in the other sections of, and the documents we have incorporated by reference into, this prospectus, when deciding whether to purchase our ordinary shares. The risks and uncertainties described below and in the documents we have incorporated by reference into this prospectus are not the only ones we face. Additional risks and uncertainties that we are not aware of or that we currently believe are immaterial may also adversely affect our business, financial condition, results of operations, and our liquidity. Our business, financial condition, or results of operations could be materially adversely affected by any of these risks. The trading price of our ordinary shares could decline due to any of these risks, and you may lose all or part of your investment.

Risks Related to Our Business

        The recent global economic and financial crisis has had and will continue to have a negative effect on our business, financial condition and results of operations.

        The recent global economic and financial market crisis has caused, among other things, a general tightening in the credit markets, lower levels of liquidity, increases in the rates of default and bankruptcy, and reduced corporate profits and capital spending, all of which has had and will continue to have a negative effect on our business, results of operations and financial condition.

        Demand for our tools and services depends in large part upon the level of IT capital spending and investment in IT projects by our customers. The current economic conditions have reduced the willingness or ability of our customers and prospective customers to commit funds to IT projects, and may reduce their ability to pay for our tools and services after purchase, whether as a result of possible customer insolvencies or otherwise. This has resulted in longer sales cycles and increased pressure on pricing. Similarly, our suppliers may not be able to supply us with needed components on a timely basis, may increase prices or may go out of business, which could result in our inability to meet customer demand, fulfill our contractual obligations or affect our gross margins.

        Our revenues have decreased by 16% from $69.1 million in the nine months ended September 30, 2008 to $58.2 million in the nine months ended September 30, 2009. This decrease is attributable to a decrease in consulting services to existing customers, which is likely a result of current economic conditions. We cannot predict the timing or duration of the global economic crisis or the timing or strength of any subsequent economic recovery. As a result, we cannot assure you when or if our revenues will return to previous levels. In addition, we cannot assure you that our revenues will remain at the current level.

        If the economy or markets in which we operate experience continued weakness at current levels or deteriorate further, our business, financial condition and results of operations will continue to be materially and adversely impacted.

        The loss of, or significant reduction or delay in, purchases by our customers could reduce our revenues and profitability.

        A small number of customers has accounted for a substantial portion of our current and historical net revenues. For the nine months ended September 30, 2009 no individual customer accounted for more than 10% of our revenues. However, in 2008, sales to The Capita Group Plc accounted for 10% of our revenues. In 2007, sales to SDC Udvikling A/S and EDS accounted for 12% and 11% of our revenues, respectively.

        The loss of any of our major customers or a decrease or delay in orders or anticipated spending by such customers could materially reduce our revenues and profitability. Our customers could also engage in business combinations, which could increase their size, reduce their demand for our products and solutions as they recognize synergies or rationalize assets and increase or decrease the portion of our total sales concentration to any single customer.

        Our acquisition of existing businesses and our failure to successfully integrate these businesses could disrupt our business, dilute your holdings in us, and harm our financial condition and operating results.

        In recent years, we acquired and increased our investment in several businesses. We intend to make future strategic acquisitions of complementary companies, products, or technologies, depending on market conditions and available financing. Such acquisitions could disrupt our business. In addition, your holdings would be diluted if we issue equity securities in connection with any acquisition, as we did in the acquisitions of BridgeQuest Inc. and Codestream Software Ltd., and as we have the option to do in connection with the DSK Group Agreements. Acquisitions may result in losses as a result of our failure to successfully integrate the acquired businesses with our existing business. For example, in 2007, an impairment loss of $7 million related to goodwill in Mainsoft Corporation, or Mainsoft, was identified and charged to loss from discontinued operation. In 2008, we sold our entire holdings in Mainsoft, in which we held a 58% controlling interest. Mainsoft contributed a loss of approximately $8.5 million, charged to loss from discontinued operation in 2008. This decision to sell Mainsoft followed a strategic shift in Mainsoft’s product development and marketing strategy outside of our core business focus.

        Acquisitions involve numerous risks, including:

—	problems combining the acquired operations, technologies, or products;

—	unanticipated costs or liabilities;

—	diversion of management's attention;

—	adverse effects on existing business relationships with suppliers and customers;

—	risks associated with entering markets in which we have no or limited prior experience;

—	potential loss of key employees, particularly those of the acquired organizations; and

—	impairment of intangible assets related to acquisitions.

        Further, products that we acquire from third parties often require significant expenditures of time and resources to upgrade and integrate with our existing product suite. We may not be able to successfully integrate any business, technologies or personnel that we have acquired or that we might acquire in the future, and this could harm our financial condition and operating results.

        Many of our customers are financial institutions, and the negative impact of the recent global economic and financial crisis on their businesses may cause a negative effect on our business, financial condition and results of operations.

        Approximately 60% of our revenues in 2008 and approximately 32% of our revenues in the nine months ended September 30, 2009 were derived from financial institutions. The recent global economic and financial market crisis had an adverse effect on various financial institutions and the banking sector. Lower levels of liquidity, increases in the rates of default and bankruptcy, and reduced corporate profits and capital spending, may have an adverse effect on our business, results of operations and financial condition.

        If we are unable to effectively control our costs while maintaining our customer relationships, our business, results of operations and financial condition could be adversely affected.

        It is critical for us to appropriately align our cost structure with prevailing market conditions to minimize the effect of economic downturns on our operations and, in particular, to continue to maintain our customer relationships while protecting profitability and cash flow. If we are unable to align our cost structure in response to such downturns on a timely basis, or if such implementation has an adverse impact on our business or prospects, then our financial condition, results of operations and cash flows may be negatively affected.

        Conversely, adjusting our cost structure to fit economic downturn conditions may have a negative effect on us during an economic upturn or periods of increasing demand for our IT solutions. If we have too aggressively reduced our costs, we may not have sufficient resources to capture new IT projects and meet customer demand. If, for example, during periods of escalating demand for our products, we were unable to add engineering and technical staff capacity quickly enough to meet the needs of our customers, they may turn to our competitors making it more difficult for us to retain their business. Similarly, if we are unable for any other reason to meet delivery schedules, particularly during a period of escalating demand, our relationships with our customers could be adversely affected. If we are unable to effectively manage our resources and capacity to capitalize on periods of economic upturn, there could be a material adverse effect on our business, financial condition, results of operations and cash flows.

        If we are unable to accurately predict and respond to market developments or demands, our business will be adversely affected.

        The IT modernization business is characterized by rapidly evolving technology and methodologies. This makes it difficult to predict demand and market acceptance for our modernization tools and services. In order to succeed, we need to adapt the tools and services we offer to keep up with technological developments and changes in customer needs. We cannot guarantee that we will succeed in enhancing our tools and services, or developing or acquiring new modernization tools and services that adequately address changing technologies and customer requirements. We also cannot assure you that the tools and services we offer will be accepted by customers. If our tools and services are not accepted by customers, our future revenues and profitability will be adversely affected. Changes in technologies, industry standards, the regulatory environment and customer requirements, and new product introductions by existing or future competitors, could render our existing solutions obsolete and unmarketable, or require us to enhance our current tools or develop new tools. This may require us to expend significant amounts of money, time, and other resources to meet the demand. This could strain our personnel and financial resources.

        We may experience significant fluctuations in our annual and quarterly results, which makes it difficult to make reliable period-to-period comparisons and may contribute to volatility in the market price of our ordinary shares.

        Our quarterly and annual results of operations have fluctuated significantly in the past, and we expect them to continue to fluctuate significantly in the future. These fluctuations are the result of risks related to the introduction of new products and any of the following events:

—	global economic trends, like the recent global economic crisis;

—	adverse economic conditions in various geographic areas where our customers and potential customers operate;

—	acquisitions and dispositions of companies;

—	timing of completion of specified milestones and delays in implementation;

—	timing of product releases;

—	timing of contracts;

—	increases in selling and marketing expenses, as well as other operating expenses; and

—	currency fluctuations and financial expenses related to our financial instruments.

        In addition, unexpected events that do not occur on a regular basis and that are difficult to predict may cause fluctuations in our operating results. In 2008, we had a loss from continuing operations of approximately $20.1 million. This loss was attributable to a number of factors including an impairment test performed by us, which resulted in an impairment loss of $13.3 million related to goodwill of our overall IT modernization reporting unit, and was charged to operations. Additional losses were attributable to costs incurred with regard to our cost saving plan, changes in foreign currencies that affected our financial expenses and to a decrease in our gross margin.

        As a result of the foregoing, we believe that period-to-period comparisons of our historical results of operations are not necessarily meaningful and that you should not rely on them as an indication for future performance. Also, it is possible that our quarterly and annual results of operations may be below the expectations of public market analysts and investors.

        A delay in collecting our fees could result in cash flow shortages, which in turn may significantly impact our financial results.

        Typical modernization projects which deploy our solutions are long-term projects. Therefore, payment for these projects or a substantial portion of our fees may be delayed until the successful completion of specified milestones. In addition, the payment of our fees is dependent upon customer acceptance of the completed work and our ability to collect the fees. Further, although the timing of receipt of our fees varies, we incur the majority of our expenses on a current basis. As a result, a delay in the collection of our fees could result in cash flow shortages.

        If we are unable to invest in new products and markets or to manage the effects of changes in our offering portfolio, our results will be adversely affected.

        We specialize in the development and implementation of sophisticated software modernization and porting tools and products. We leverage our know-how, experience, and generic technologies to develop and introduce new software tools that enable the modernization of legacy systems. The need for our modernization solutions changes over time, and recent regulations or newly introduced technologies may create new needs for modernization solutions. As part of our growth strategy, as new needs evolve, we typically conduct a market analysis to qualify and quantify the market opportunity. If the results justify the investment required for the development of new products or tools, then we begin the development process of the new product. In order to maintain our position in the market, and our ability to address the constantly changing needs of the marketplace, we continually invest in the development of new products.

        In order to properly introduce a new product to the marketplace or to introduce our current products into new markets, we continuously update our marketing materials, educate our sales force, and make changes to our operations. If these activities are not completed in a timely or satisfactory manner, or we limit our capital spending on these activities, our new product introduction may be delayed or harmed and our business, financial condition, and results of operations could be materially adversely affected.

        Our future results could be adversely affected by an impairment of the value of certain intangible assets.

        The assets listed in our consolidated balance sheet as of September 30, 2009 include, among other things, goodwill valued at approximately $57 million, capitalized research and development costs valued at approximately $12.2 million and intangible assets related to customers’ relations valued at approximately $2.6 million. The applicable accounting standards require that:

—	goodwill is not amortized, but rather is subject to an annual impairment test. We perform an annual impairment test, as well as periodic impairment tests if impairment indicators are present. Intangible assets that are not considered to have an indefinite useful life are amortized using the straight-line basis over their estimated useful lives. The carrying amount of these assets is reviewed whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of these assets is measured by comparison of the carrying amount of the asset to the future undiscounted cash flows the asset is expected to generate. If the asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value (usually discounted cash flow) of the impaired asset; and

—	acquired technology and development costs of software that is intended for sale that were incurred after the establishment of technological feasibility of the relevant product, be capitalized and tested for impairment on a regular basis, and written down when capitalized costs exceed net realizable value.

        For example, in 2008 an impairment test was performed and a loss of $13.3 million related to goodwill of our overall IT modernization reporting unit was identified and charged to operations. Our ability to reconcile the gap between our market capitalization and our aggregate fair value depends on various factors, some of which are quantitative, such as an estimated control premium that an investor would be willing to pay for a controlling interest in us, and some of which are qualitative and involve management judgment, including stable relatively high backlog and growing pipe line. If our market capitalization stays below the value of our shareholders’ equity, or actual results of operations differ materially from our modeling estimates and related assumptions, or if any of our qualitative reconciliation factors changes in the future, we may be required to record additional impairment charges for our goodwill. In 2007, an impairment loss of $7 million related to goodwill in Mainsoft, was identified and charged to loss from discontinued operation. In 2008, we sold our entire holdings in Mainsoft, in which we held a 58% controlling interest. Mainsoft contributed a loss of approximately $8.5 million, charged to loss from discontinued operation in 2008. This decision to sell Mainsoft followed a strategic shift in Mainsoft’s product development and marketing strategy outside of our core business focus. If our goodwill or capitalized research and development costs were deemed to be impaired in whole or in part due to our failure to achieve our goals, or if we fail to accurately predict the useful life of the capitalized research and development costs, we could be required to reduce or write off such assets, thus adversely affecting our operating results.

        If we are unable to attract, train, and retain qualified personnel for our worldwide facilities at competitive prices, we may not be able to achieve our objectives and our business could be harmed.

        In order to achieve our objectives, we hire from time to time additional software, administrative, operational, sales, and technical support personnel. The process of attracting, training, and successfully integrating qualified personnel can be lengthy and expensive. We may not be able to compete effectively for the personnel we need. As part of our growth strategy, we developed offshore centers in Cyprus, Romania and St. Petersburg, Russia. We hired professional consultants for these development centers, leveraging the lower employer costs that existed in these countries. In recent years, professional work in these countries became more expensive and professional fees may continue to increase in the future. The establishment of additional offshore facilities may result in significant capital expenses, which may affect our cash position. We cannot assure you that our offshore facilities will continue to be cost effective. Our future success depends on our ability to absorb and retain senior employees and to attract, motivate, and retain highly qualified professional employees worldwide at competitive prices.

        If we fail to estimate accurately the costs of fixed-price contracts, we may incur losses.

        We derive a portion of our revenues from engagements on a fixed-price basis. We price these commitments based upon estimates of future costs. We bear the risk of faulty estimates and cost overruns in connection with these commitments. Our failure to accurately estimate the resources required for a fixed-price project, to accurately anticipate potential wage increases, or to complete our contractual obligations in a manner consistent with the project plan could materially adversely affect our business, operating results, and financial condition. In addition, we may agree to a price before the design specifications are finalized, which could result in a fixed price that is too low, resulting in lower margins or losses to us.

        If our tools or solutions do not function efficiently, we may incur additional expenses.

        In the course of providing our modernization solutions, the project team conducts testing to detect the existence of failures, errors, and bugs. If our modernization solutions fail to function efficiently or if errors or bugs are detected in our tools, we may incur significant expenditures in an attempt to remedy the problem. The consequences of failures, errors, and bugs could have a material adverse effect on our business, operating results, and financial condition.

        If we fail to satisfy our customers’ expectations regarding our solutions, our contracts may be cancelled and we may be the subject of damages claims.

        In the event that we fail to satisfy our customers’ expectations from the results of the implementation of our solutions, or if we fail to timely deliver our solutions to our customers, these customers may suffer damages. When and if this occurs, customers may have the ability to cancel our contracts. Any cancellation of a contract could cause us to suffer damages, since we might not be paid for costs that we incurred in performing services prior to the date of cancellation. In addition, from time to time we may be subject to claims as a result of not delivering our products on time or in a satisfactory manner. Such disputes or others may lead to material damages.

        We are exposed to significant claims for damage caused to our customers' information systems.

        Some of the products, tools, and services we provide involve key aspects of our customers’ information systems. These systems are frequently critical to our customers’ operations. As a result, our customers have a greater sensitivity to failures in these systems than do customers of other software products generally. If a customer’s system fails during or following the provision of modernization solutions or services by us, or if we fail to provide customers with proper support for our modernization solutions, we are exposed to the risk of a claim for substantial damages against us, regardless of our responsibility for the failure. We cannot guarantee that the limitations of liability under our product and service contracts, if any, would be sufficient to protect us against legal claims. We cannot assure you that our insurance coverage will be sufficient to cover one or more large claims, or that the insurer will not disclaim coverage as to any future claim. If we lose one or more large claims against us that exceed available insurance coverage, it may have a material adverse effect on our business, operating results, and financial condition. In addition, the filing of legal claims against us in connection with contract liability may cause us negative publicity and damage to our reputation.

        If third parties assert claims of infringement against us, we may suffer substantial costs and diversion of management's attention.

        Substantial litigation over intellectual property rights exists in the software industry. Software products may be increasingly subject to third-party infringement claims as the functionality of products in different industry segments overlaps. We cannot predict whether third parties will assert claims of infringement against us. In addition, our employees and contractors have access to software licensed by us from third parties. A breach of the nondisclosure undertakings by any of our employees or contractors may lead to a claim of infringement against us.

        Any claim, with or without merit, could be expensive and time-consuming to defend, and would probably divert our management’s attention and resources. In addition, such a claim if submitted may require us to enter into royalty or licensing agreements to obtain the right to use a necessary product or component. Such royalty or licensing agreements, if required, may not be available to us on acceptable terms, if at all.

        A successful claim of product infringement against us and our failure or inability to license the infringed or similar technology could have a material adverse effect on our business, financial condition, and results of operations.

        We may experience greater than expected competition that could have a negative effect on our business.

        We operate in a highly competitive market. Competition in the modernization field is, to a large extent, based upon the functionality of the available automated tools and personnel expertise. Our competitors may be in a better position to devote significant funds and resources to the development, promotion and sale of their modernization tools and services, thus enabling them to respond more quickly to emerging opportunities and changes in technology or customer requirements. Current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase such competitors’ ability to successfully market their tools and services. We also expect that competition will increase as a result of consolidation within the industry. As we develop new tools and services, we may begin to compete with companies with which we have not previously competed. Our competitors include small vendors who may provide a single solution for a particular area of modernization, large system integrators such as IBM, HP, SUN, Accenture, Cap Gemini and EDS, some of whom we also partner with, software houses such as Micro Focus and Metaware, and Indian system integrators such as Tata, WIPRO, Infosys and Patni.

        We may be unable to differentiate our tools and services from those of our competitors, or successfully develop and introduce new tools and services that are less costly than, or superior to, those of our competitors. This could have a material adverse effect on our ability to compete.

        Many of our existing and potential competitors may have or acquire more extensive development, marketing, distribution, financial, technological and personnel resources than we do. This increased competition may result in our loss of market share and pricing pressure which may have a material adverse effect on our business, financial condition and results of operations. We cannot assure you that competition with both competitors within our industry and with the in-house IT departments of certain of our customers or prospective customers will not result in price reductions for our tools and services, fewer customer orders, deferred payment terms, reduced revenues or loss of market share, any of which could materially adversely affect our business, financial condition, and results of operations.

        We may be unable to adequately protect our proprietary rights, which may limit our ability to compete effectively.

        Our success and ability to compete are substantially dependent upon our internally developed technology. Our intellectual property consists of proprietary or confidential information that is not subject to patent or similar protection. Our employees and contractors have direct access to our technology. In general, we have relied on a combination of technical leadership, trade secret, copyright and trademark law, and nondisclosure agreements to protect our proprietary know-how. Unauthorized third parties may attempt to copy or obtain and use the technology protected by those rights. Any infringement of our intellectual property could have a material adverse effect on our business, financial condition, and results of operations. Policing unauthorized use of our products is difficult and costly, particularly in countries where the laws may not protect our proprietary rights as fully as in the United States.

        Pursuant to agreements with certain of our customers, we have placed, and in the future may be required to place, in escrow, the source code of certain of our software. Pursuant to the escrow arrangements, the software may, under specified circumstances, be made available to our customers. From time to time, we also provide our software directly to customers. These factors may increase the likelihood of misappropriation or other misuse of our software.

        We are exposed to litigation that could result in considerable financial liabilities.

        In June 2003, a former Liraz shareholder filed an application with the Tel-Aviv-Jaffa District Court to approve a claim filed by him against us, as a class action. The claim relates to the acquisition of Liraz shares, which we completed in March 2003. The shareholder alleges that the share price we paid to Liraz’s shareholders in the tender offer and in a subsequent mandatory purchase was lower than the fair price of Liraz shares. The maximum amount of the claim is approximately NIS 37.1 million ($9.7 million) in the aggregate. Under Israeli law, the court’s approval is required for the plaintiff to represent all of the shareholders of Liraz who sold their shares to us pursuant to the tender offer and the mandatory acquisition. The plaintiff has applied for such approval in the lawsuit. Since the critical issue in our case concerns the basis upon which the fair price of shares purchased within the context of a tender offer is to be determined, and due to the fact that this particular issue has come before the Supreme Court of Israel in an appeal concerning another, separate case, the plaintiff in our claim has agreed to postpone the proceedings until the Supreme Court has given its decision in the appeal. If we are not successful in defending this claim, we could be exposed to considerable financial liabilities and, as a result, our financial condition could be materially adversely harmed.

        Our existing credit facilities contain a number of restrictions and obligations that limit our operating and financial flexibility, and there is no assurance that credit facilities will be available in the future.

        As of November 19, 2009, we had an aggregate of $15.3 million of outstanding loans under our credit facilities. Our credit facilities contain a number of restrictive covenants that limit our operating and financial flexibility. These covenants restrict, among other things, our ability to pledge our assets, dispose of assets, make loans or give guarantees, make certain acquisitions, and engage in mergers or consolidations. Our credit facilities also contain covenants regarding maintaining certain financial ratios. Our ability to continue to comply with these and other obligations depends in part on the future performance of our business. There can be no assurance that such obligations will not materially adversely affect our ability to finance our future operations or the manner in which we operate our business. In particular, any noncompliance with performance-related covenants and other undertakings of our credit facilities could result in an acceleration of our outstanding debt under our credit facilities and restrict our ability to obtain additional funds, which could have a material adverse effect on our business, financial condition, and results of operations. In addition, there is no assurance that banks will continue to provide us with credit facilities in the future.

Risks Relating to International Operations

        Marketing our tools and solutions in international markets may cause increased expenses and greater exposure to risks that we may not be able to successfully address.

        We intend to continue to expand our international operations, which will require significant management attention and financial resources. In order to continue to expand worldwide sales, we need to establish additional marketing and sales operations, hire additional personnel, and recruit additional resellers internationally. To the extent that we are unable to do so effectively, our growth is likely to be limited and our business, operating results, and financial condition will be materially adversely affected.

        Risks inherent in our worldwide business activities generally include:

—	currency exchange fluctuations;

—	unexpected changes in regulatory requirements;

—	tariffs and other trade barriers;

—	costs of localizing products for foreign countries;

—	lack of acceptance of localized products;

—	longer accounts receivable payment cycles;

—	difficulties in operations of management;

—	potentially adverse tax consequences, including restrictions on the repatriation of earnings; and

—	the burdens of complying with a wide variety of local legislation.

        We cannot assure you that these factors will not have a material adverse effect on our future international sales and, consequently, on our business, operating results, and financial condition.

        Inflation, devaluation, and fluctuation of various currencies may adversely affect our results of operations, liabilities, and assets.

        We run our operations in various countries. As a result, we enter into transactions with customers and suppliers in local currencies. The reporting currency of our consolidated financial statements and the functional currency of our business is the U.S. dollar. The fluctuations in foreign currency exchange rates in countries where we operate can adversely affect the reflection of these activities in our consolidated financial statements. Fluctuations in the value of our non-dollar revenues, costs, and expenses measured in dollars could materially affect our results of operations. In addition, our balance sheet reflects non-dollar denominated assets and liabilities, which can be adversely affected by fluctuations in the currency exchange rates.

        We enter, from time to time, into forward currency exchange contracts or other arrangements in order to hedge this foreign currency exposure. Such arrangements may not always be effective or sufficient to offset the fluctuations in currency exchange rates. For additional information relating to the exchange rates between different relevant currencies, see our Form 20-F/A for 2008 “Item 5. Operating and Financial Review and Prospects–Our Reporting Currency.”

        Fluctuations in foreign currency values affect the prices of our products and services, which in turn may affect our business and results of operations.

        Most of our worldwide sales are currently denominated in U.S. dollars, British Pounds, Danish Krones and Euros while our reporting currency is the dollar. A decrease in the value of the dollar relative to these foreign currencies would make our products more expensive and increase our operating costs and, therefore, could adversely affect our results and harm our competitive position in the markets in which we compete.

        We are subject to multiple taxing jurisdictions. If we fail to estimate accurately the amount of income tax due in any of these jurisdictions, our net income might be affected.

        We operate within multiple taxing jurisdictions and are subject to taxation by these jurisdictions at various tax rates. In addition, we may be subject to audits in these jurisdictions. These audits can involve complex issues, which may require an extended period of time to resolve. We cannot assure you that the final tax outcome of these issues will not be different from management estimates, which are reflected in our income tax provisions. Such differences could have a material effect on our income tax provision and net income in the period in which such outcome occurs.

Risks Relating to Operations in Israel

        Political, economic, and military conditions in Israel could negatively impact our business.

        Over the past several decades, a number of armed conflicts have occurred between Israel and its Arab neighbors. A state of hostility, varying in degree and intensity has led to security and economic problems for Israel. Since 2000, there have been ongoing hostilities between Israel and the Palestinians, which have adversely affected the peace process and at times have negatively influenced Israel’s economy as well as its relationship with several other countries. Hamas, an Islamist movement responsible for many attacks, including missile strikes against Israelis, won the majority of the seats in the Parliament of the Palestinian Authority in 2006 and took control of the entire Gaza Strip by force in 2007. In January 2009, Israel engaged in a military action against Hamas in Gaza to prevent continued rocket attacks against Israel. These developments have further strained relations between Israel and the Palestinians. The current political situation between Israel and its neighbors may not improve. These political, economic and military conditions in Israel could have a material adverse effect on our business, financial condition, results of operations and future growth. In addition, nonexempt male adult citizens of Israel, including some of our officers and employees, are obligated to perform military reserve duty until the age of 40 or 45 depending on their function in the army, and are subject to being called for active duty under emergency circumstances. We cannot predict the full impact of such conditions on us in the future, particularly if emergency circumstances occur. If many of our employees are called for active duty, our operations in Israel and our business may be adversely affected.

        Political relations could limit our ability to sell or buy internationally.

        We could be adversely affected by the interruption or reduction of trade between Israel and its trading partners. Some countries, companies and organizations continue to participate in a boycott of Israeli firms and others doing business with Israel or with Israeli companies. Also, over the past several years there have been calls in Europe and elsewhere to reduce trade with Israel. There can be no assurance that restrictive laws, policies or practices directed towards Israel or Israeli businesses will not have an adverse impact on our business.

        It may be difficult to serve process and enforce judgments against our directors and executive officers in Israel.

        We are organized under the laws of the State of Israel. Most of our executive officers and directors are non-residents of the United States, and a substantial portion of our assets and the assets of these persons are located outside the United States. Therefore, it may be difficult to:

—	effect service of process within the United States on us or any of our executive officers or directors who are non-residents of the United States;

—	enforce court judgments obtained in the United States, including those predicated upon the civil liability provisions of the United States federal securities laws, against us or against any of our executive officers or directors that are non-residents of the United States, in the United States or Israel; and

—	bring an original action in an Israeli court against us or against any of our executive officers or directors to enforce liabilities based upon the United States federal securities laws.

Risks Relating to Our Traded Securities

        The market price of our ordinary shares may be extremely volatile and our investors may not be able to resell the shares at or above the price they paid, or at all.

        During the past few years, the worldwide stock markets have experienced significant price and volume fluctuations. The market prices of securities of technology companies have been extremely volatile, and have experienced fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. These broad market fluctuations could adversely affect market price of our ordinary shares. The high and low closing prices of our ordinary shares traded on the NASDAQ Global Market and the Tel Aviv Stock Exchange, or TASE, during each of the last three years, are summarized in the table below:

	NASDAQ Global Market		TASE
	In $		In NIS
	High	Low	High	Low

2009 (until November 19, 2009)	3.85	1.62	14.24	7.07
2008	20.66	1.40	74.83	5.25
2007	21.49	5.94	85.51	25.69

        As of November 19, 2009, the exchange rate between the U.S. dollar and the New Israeli Shekel was 3.77460 NIS to one dollar.

        During the period between January 2008 and November 2009, the market price of our ordinary shares on the NASDAQ Global Market ranged from a high of $20.66 to a low of $1.40. As of November 19, 2009, the market price of our ordinary shares was $2.70. We cannot assure you that the market price of our ordinary shares will rise to similar levels as it was in the past. The market price of our ordinary shares may continue to fluctuate substantially due to a variety of factors, including:

—	any actual or anticipated fluctuations in our or our competitors' quarterly revenues and operating results;

—	shortfalls in our operating results from levels forecast by securities analysts;

—	public announcements concerning us or our competitors;

—	the introduction or market acceptance of new products or service offerings by us or by our competitors;

—	changes in product pricing policies by us or our competitors;

—	changes in security analysts' financial estimates;

—	changes in accounting principles;

—	sales of our shares by existing shareholders; and

—	the loss of any of our key personnel.

        In addition, global and local economic, political and market conditions, and military conflicts and, in particular, those specifically related to the State of Israel, may affect the market price of our shares.

        Our ordinary shares are traded on more than one market and this may result in price variations.

        Our ordinary shares trade on the NASDAQ Global Market and the TASE. Trading in our ordinary shares on these markets takes place in different currencies (dollars on the NASDAQ Global Market and NIS on the TASE), and at different times (resulting from different time zones, different trading days, and different public holidays in the United States and Israel). The trading prices of our ordinary shares on these two markets may differ due to these and other factors. Any decrease in the trading price of our ordinary shares on one of these markets could cause a decrease in the trading price of our ordinary shares on the other market.

        Future sales of our shares to be registered for resale in the public market could dilute the ownership interest of our existing shareholders and could cause the market price for our ordinary shares to fall.

        As of November 19, 2009, we had 23,231,702 ordinary shares outstanding (excluding ordinary shares held by us to be used against the exercise of options and warrants and vesting of restricted stock units). We also have the following commitments to issue our ordinary shares:

—	200,000 ordinary shares issuable upon exercise of warrants issued to institutional investors in connection with the $3 million private placement, completed in March 2006;

—	800,000 ordinary shares issuable upon exercise of warrants issued by us to institutional investors in connection with the $35 million private placement completed in November 2007;

—	3,002,063 ordinary shares issuable upon exercise of warrants issued by us to the selling shareholders in connection with the Transaction; and

—	1,820,449 ordinary shares issuable upon the exercise of options and vesting of restricted stock units.

        We registered for resale the shares underlying the warrants issued to the institutional investors in March 2006 and November 2007, pursuant to registration rights agreements entered into with such investors. For more information, see our Form 20-F/A for 2008 “Item 4.B – Business Overview – Investments and Acquisitions” and “Item 5.B – Liquidity and Capital Resources – Contractual Commitments and Guarantees.” The shares underlying the warrants issued by us to the selling shareholders in connection with the Transaction are registered for resale under this prospectus.

        The exercise of options by our employees and the exercise of warrants by investors would dilute the ownership interests of our existing shareholders. Any sales in the public market of our ordinary shares issuable upon exercise of options or warrants could adversely affect the market price of our ordinary shares. If a large number of our ordinary shares is sold in a short period, the price of our ordinary shares would likely decrease.

        Our U.S. investors could suffer adverse tax consequences if we are characterized as a passive foreign investment company.

        Although we believe that we were not a passive foreign investment company, or PFIC, in 2008, we cannot assure you that the United States Internal Revenue Service will agree with our position. We would be a PFIC if (i) 75% or more of our gross income in a taxable year (including our pro rata share of the gross income of any company treated as a corporation for U.S. federal income tax purposes in which we are considered to own directly or indirectly 25% or more of the shares by value) is passive income, or (ii) the value of our assets averaged quarterly over the taxable year (including our pro rata share of the assets of any company treated as a corporation for U.S. federal income tax purposes in which we are considered to own directly or indirectly 25% or more of the shares by value) that produce, or are held for the production of, passive income is at least 50%. Passive income includes interest, dividends, royalties, rents and annuities. If we are or become a PFIC, our U.S. investors could suffer adverse tax consequences, including being taxed at ordinary income tax rates and being subject to an interest charge on gain from the sale or other disposition of our ordinary shares and on certain “excess distributions” with respect to our ordinary shares. For additional information regarding our PFIC status, see the discussion under “Item 10.E. Taxation – United States Federal Income Tax Considerations – Tax Consequences If We Are a Passive Foreign Investment Company” in our Form 20-F/A for 2008, which is incorporated by reference into this prospectus.

        As a foreign private issuer whose shares are listed on The NASDAQ Global Market, we may follow certain home country corporate governance practices instead of certain listing requirements, which may not afford shareholders with the same protections that shareholders of domestic companies have.

        As a foreign private issuer whose ordinary shares are listed on The NASDAQ Global Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of The NASDAQ Global Market. A foreign private issuer that elects to follow a home country practice instead of such requirements must submit to The NASDAQ Global Market in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. In addition, a foreign private issuer must disclose in its annual reports filed with the SEC each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement. We follow home country practice with regard to distribution of annual reports to shareholders, meetings of independent directors in which only independent directors participate, approval of share compensation plans and changes in such plans.

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

        This prospectus (including documents incorporated by reference herein) may contain forward-looking statements that involve substantial risks and uncertainties regarding future events or our future performance. Forward-looking statements convey our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historic or current facts. We use words like “anticipates,” “believes,” “expects,” “future,” “intends,” and similar expressions to mean that the statements are forward-looking.

        Any or all of our forward-looking statements in this prospectus may turn out to be wrong. They can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties. Consequently, no forward-looking statement can be guaranteed. Actual results may differ materially from the results currently expected. Factors that could cause such differences include, but are not limited to:

—	our ability to successfully penetrate into new markets in which we have limited history and gain market acceptance for our new tools and services;

—	our ability to accurately predict and respond to market developments or demands;

—	the impact of failures to accurately estimate the costs of fixed-price projects which may result in lower margins or losses;

—	fluctuations in inflation and currency rates;

—	delays in collection of our fees from large modernization projects which may result in cash flow shortages;

—	the competitive nature of the modernization market in which we operate, including the functionality of the tools developed and marketed by our competitors;

        as well as the risks discussed in the Risk Factors section of this prospectus and in “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects” of our Form 20-F/A for 2008.

        In addition, you should note that our past financial and operational performance is not necessarily indicative of future financial and operational performance.

        We undertake no obligation to update any forward-looking statements, whether as a result of new information, future events, or otherwise.

THE OFFERING AND LISTING

Aggregate number of ordinary shares offered by the selling shareholders	1,364,575 ordinary shares

Aggregate number of ordinary shares offered issuable upon exercise of
warrants offered by the selling shareholders	3,002,063 ordinary shares

Ordinary shares to be outstanding after this offering	23,231,702 ordinary shares (subject to certain exclusions listed below)

Use of proceeds	We will not receive any proceeds from the sale of ordinary shares by the selling shareholders, but we will receive proceeds from the exercise of the warrants. If the warrants are exercised in full, we would realize proceeds before expenses, in the amount of $10,630,032 (assuming that none of the Series A and Series C Warrants are exercised via cashless exercise).

NASDAQ Global Market symbol	BPHX

Tel Aviv Stock Exchange symbol	Hebrew symbol similar to BPHX

        The number of ordinary shares to be outstanding after this offering excludes:

—	200,000 ordinary shares issuable upon exercise of warrants issued to institutional investors in connection with the March 2006 private placement of convertible debentures which have been converted into 666,667 ordinary shares;

—	800,000 ordinary shares issuable upon exercise of warrants issued to institutional investors in connection with the private placement of 1,999,998 ordinary shares, completed in November 2007;

—	3,002,063 ordinary shares issuable upon exercise of warrants issued by us in October 2009 pursuant to the Transaction, such underlying shares being registered for resale under this prospectus; and

—	2,371,140 treasury shares.

PRICE RANGE OF OUR SHARES

        The following table lists the high and low closing prices for our ordinary shares, for the periods indicated, on the NASDAQ Global Market:

Calendar Period	Closing Price Per Share
	In US$
	High	Low

Annual
2004	7.49	3.92
2005	4.75	3.81
2006	6.45	3.85
2007	21.49	5.94
2008	20.66	1.40
Fiscal Quarters
2007
First Quarter	7.10	5.94
Second Quarter	11.89	6.62
Third Quarter	18.41	11.30
Fourth Quarter	21.49	14.82
2008
First Quarter	20.66	7.25
Second Quarter	12.07	4.61
Third Quarter	5.80	3.45
Fourth Quarter	3.73	1.40
2009
First Quarter	2.65	1.62
Second Quarter	2.49	1.79
Third Quarter	3.85	2.11
Fourth Quarter (through November 19)	3.74	2.51
Most Recent Six Months
May 2009	2.49	1.82
June 2009	2.45	1.85
July 2009	3.07	2.11
August 2009	3.41	2.74
September 2009	3.85	2.89
October 2009	3.74	2.62
November 2009 (through November 19)	2.91	2.51

        Our ordinary shares are also traded on the Tel Aviv Stock Exchange.

        The following table lists the high and low closing prices for our ordinary shares, for the periods indicated, on the Tel-Aviv Stock Exchange:

Calendar Period	Closing Price Per Share
	In NIS
	High	Low

Annual
2004	34.48	17.00
2005	20.99	16.01
2006	26.88	17.41
2007	85.51	25.69
2008	74.83	5.25
Fiscal Quarters
2007
First Quarter	29.27	25.69
Second Quarter	50.32	27.49
Third Quarter	73.68	48.00
Fourth Quarter	85.51	59.02
2008
First Quarter	74.83	24.68
Second Quarter	40.56	15.95
Third Quarter	20.55	12.22
Fourth Quarter	13.01	5.25
2009
First Quarter	10.84	7.07
Second Quarter	9.69	7.71
Third Quarter	14.24	8.62
Fourth Quarter (through November 19)	14.06	9.64
Most Recent Six Months
May 2009	9.69	7.71
June 2009	9.29	7.93
July 2009	12.10	8.62
August 2009	13.78	10.34
September 2009	14.24	10.56
October 2009	14.06	10.42
November 2009 (through November 19)	11.36	9.64

CAPITALIZATION AND INDEBTEDNESS

        The table below sets forth our capitalization and indebtedness as of September 30, 2009, and as adjusted to give effect to the issuance of 1,364,575 shares to the selling shareholders in consideration for a purchase price of $4,161,954.

	September 30, 2009
	Actual	As Adjusted
	(in thousands)

Short-term bank credit	3,757	3,757
Long term bank credit and other	13,549	13,549
Warrants	0	3,766

Equity
Share capital - ordinary shares of NIS 0.01 par value
(authorized 30,000,000 shares; issued: 24,216,201
shares; 25,580,776 shares as adjusted	48	52
Noncontrolling interest	1,268	1,268
Additional paid-in capital	127,784	128,175
Accumulated other comprehensive loss	(1,537)	(1,537)
Cost of 2,371,140 company shares held by subsidiaries	(15,240)	(15,240)
Accumulated deficit	(21,044)	(21,044)

Equity	91,279	91,674

Total Indebtedness and Equity	108,585	112,746

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS

        The following discussion should be read in conjunction with our unaudited consolidated financial statements and related notes, prepared in accordance with U.S. GAAP for the nine months ended September 30, 2009 and our audited financial statements for the year ended December 31, 2008 included in our Form 20-F/A for 2008.

General

        We concentrate our resources on a single line of business – IT modernization solutions. We continue to pursue selective acquisitions that we believe will enrich our technological offering and will expose us to new geographies and markets. As a result of recent acquisitions and other factors described below under “Operating Results,” our revenues increased during recent years, from $61.4 million in 2006 to $81.2 million in 2007 and to $91.7 million in 2008. However, our revenues were $58.2 million for the nine months ended September 30, 2009 as compared to $69.1 million for the nine months ended September 30, 2008. This decrease is attributed mainly to the recent global economic and financial market crisis.

        The recent global economic and financial market crisis has caused, among other things, a general tightening in the credit markets, lower levels of liquidity, increases in the rates of default and bankruptcy, and reduced corporate profits and capital spending, all of which have had and continue to have a negative effect on our business, results of operations and financial condition. We cannot predict the timing or duration of the global economic crisis or the timing or strength of any subsequent economic recovery. Accordingly, we cannot assure you that we will be able to increase our revenues or keep our revenues at the current level. In response to these market conditions, we are focusing on providing customers with legacy modernization solutions that will have a cost effective impact on the customers’ information technology spending, which is particularly important during a difficult economic environment. We have also implemented initiatives to reduce costs and improve working capital to mitigate the effects of the different related economic conditions on our business.

        Our quarterly and annual results of operations have fluctuated significantly in the past and we expect them to continue to fluctuate significantly in the future, as a result of numerous factors, including: global economic trends, like the recent global economic crisis; fluctuations in foreign currencies exchange rates in which we operate compared to the US dollar, our reporting currency; fluctuation in sale of software products; the impact of acquisitions and dispositions of companies, and the difficulties we have encountered in introducing our tools to the market. Therefore, we believe that period-to-period comparisons of our financial results are not necessarily meaningful and you should not rely on them as an indication of future performance.

        We enhance our solutions and services via internal development of new software tools and devote significant resources to the development and marketing of new software modernization tools. We continue to reinvest in ourselves through our investment in technology and process improvement. In the nine months ended September 30, 2009, our investment in research and development amounted to $8.7 million, as compared to $14.1 million in the nine months ended September 30, 2008. This decrease is attributable mainly to the reallocation of human resources from research and development costs to cost of sales. Some of our professionals who focused on research and development during the nine months ended September 30, 2008 were temporarily shifted to our turn-key projects during the nine months ended September 30, 2009.

        Pursuant to the DSK Group Agreements dated November 12, 2009, we agreed to purchase certain assets of DSK and its affiliated companies. DSK and its affiliated companies are providers of Knowledge Management software for enterprises and services. DSK modernizes and transforms legacy data, information and content elements in enterprises into one knowledge management repository. Pursuant to the terms of the DSK Group Agreements, we agreed to acquire the assets for approximately $3.7 million of which we may, in our sole discretion, pay approximately $1.8 million in equity securities. We may be required to pay additional consideration based upon the future performance of the business. In addition, we agreed to assume liabilities of approximately $1.2 million. The conditions to closing have not yet been fulfilled, and the parties agreed to extend the date for closing until November 29, 2009.

         In May 2008, in order to expand our off-shore center in Russia, we purchased the activity of an offshore professional outsourcing center in Nitzni, Russia, JLC Russia, for total consideration of $1.18 million. Under the terms of the transaction, we agreed to pay to the selling shareholders of JLC Group Inc., or JLC, additional consideration if certain criteria are met, based on the revenue growth of JLC’s activity in 2008 and 2009. Accordingly, during the period from May 1, 2008 to December 31, 2008, additional consideration of $406,000 was accrued and was paid in April 2009.

        In January 2008, we entered into the TIS Purchase Agreement for the purchase of the entire outstanding share capital of TIS Consultants Ltd., or TIS, a company incorporated in Cyprus, that wholly owns a subsidiary incorporated in India, TISA Software Consultants Private Limited. TIS provides consulting services, solutions and value added products to the banking industry, specializing in the market for Temenos GLOBUS/T24™. TIS’ acquisition expands our product offerings and services.

        Under the TIS Purchase Agreement, we paid to the selling shareholders an amount of $500,000 and an additional amount of $700,000 as a nonrefundable advance payment on account of contingent consideration described below. As part of the transaction, we undertook to pay the selling shareholders contingent consideration equal to 5.5 times of the average operating profit of TIS in 2008, 2009 and 2010 but not less than the maximum operating profit in a certain year during this period. We undertook to pay nonrefundable down payments in February 2009, February 2010 and February 2011, in each case based on the operating profit in previous years. Furthermore, we undertook to pay additional incremental consideration based on the growth in TIS’ revenues in each of 2008, 2009 and 2010 in an amount of up to 35% of the revenue growth in each of these years compared to the previous year.

        Following a dispute with TIS regarding the earn-out calculation, in September 2009 we entered into a settlement agreement with the former shareholders of TIS for dismissal of legal proceedings regarding the amount of the contingent consideration. Under the settlement agreement, we will pay the former shareholders of TIS contingent consideration of $1,057,500 in January 2010 and $1,163,250 in January 2011. In addition, we issued to the former shareholders of TIS 813,461 of our ordinary shares. The parties agreed on a mutual release of their respective claims, and the former shareholders of TIS waived their rights to any future contingent consideration.

Challenges and Opportunities

        Although the market for legacy IT modernization solutions is robust and one which we believe is growing, the challenges associated with driving constant revenue growth while continually improving profit margins are real. In a market that continues to innovate and evolve, new technologies and practices by definition render existing technology deployments out-of-date or legacy. By the same measure, however, in order for us to capitalize on the constant source of legacy solutions, we must evolve our solutions portfolio to deal with the changing definition of what constitutes “leading edge” technologies and the growing set that is deemed to be “legacy.” Over time, as one legacy set of technologies is gradually replaced, we must be capable of addressing the modernization needs of the next set of aging technologies.

        The fact that the modernization needs of the market are evolving on a constant basis, necessitates that we be capable of tracking and predicting changes in technologies. Anticipating the needs of the IT modernization market and delivering new tools and services that satisfy the emerging needs is a critical success factor.

        However, even if we develop modernization solutions that address the evolving needs of the legacy IT modernization market, we cannot assure you that there will be a predictable demand for our offerings. Vagaries ranging from the macro-economic climate, to the competitive landscape, to the perceived need the enterprise market has for a specific modernization solution, will all have an impact such as a longer sales cycle and increased pressure on pricing.

        In addition to our ability to foresee the needs of the market and develop appropriate modernization solutions, our growth is predicated, in part, on the acquisition of companies with services, tools, and technologies that extend or complement our existing business. We may face increased competition for choice acquisition targets or difficulties in identifying and locating new tools and technologies, which may inhibit our ability to complete suitable acquisitions on favorable terms. The successful integration of acquired businesses, technologies, and products into our existing portfolio of solutions will continue to be a significant challenge.

        To keep up with the anticipated growing demand for our tools and services, we must retain our highly skilled personnel in the fields of project management, legacy systems, and leading modern technologies. Maintaining and growing the requisite skill base can be problematic; personnel with an understanding of legacy technologies is a finite resource and the market for recruiting and retaining personnel with such skills can be highly competitive.

Consolidation of the Results of Operations of Our Subsidiaries

        Following is information regarding the consolidation of the results of operations of certain of our subsidiaries, for the periods indicated. We began to consolidate the results of operations of each of these subsidiaries when we acquired control in them.

Name of Subsidiary	Beginning Consolidation

TIS Consultants Ltd.	First quarter of 2008

JLC Group Inc.	Second quarter of 2008

        Following our board of directors’ decision to sell our holdings in our subsidiary, Mainsoft in January 2008, we included Mainsoft’s results in our financial statements as a discontinued operation, in accordance with SFAS 144. Accordingly, all figures in our Form 20-F/A for 2008 exclude Mainsoft’s results, which are presented as a discontinued operation. See Note 15 to the financial statements in our Form 20-F/A for 2008.

Critical Accounting Policies

        We prepare our consolidated financial statements in conformity with U.S. GAAP. Accordingly, we are required to make certain estimates, judgments, and assumptions that we believe are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. The significant accounting policies that we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

        Revenue recognition. Our revenue recognition policy is significant because our revenue is a key component of our results of operations. We follow specific and detailed guidelines in measuring revenue; however, certain judgments affect the application of our revenue policy. Revenue results are difficult to predict and any shortfall in revenue or delay in recognizing revenue could cause our operating results to vary significantly from quarter to quarter and could result in future operating losses. Should changes in conditions cause management to determine that these guidelines are not met for certain future transactions, revenue recognized for any reporting period could be adversely affected.

        Revenues derived from direct software license agreements are recognized in accordance with Statement of Position (SOP) 97-2 “Software Revenue Recognition” (as amended by SOP 98-4 and SOP 98-9), upon delivery of the software, when collection is probable, the license fee is otherwise fixed or determinable, and persuasive evidence of an arrangement exists. There are no rights to return products or similar contingencies in our contracts.

        We typically sell our software products and services in stand-alone contracts for software product licenses, services, or maintenance and support. A relatively small portion of our arrangements includes multiple elements. These arrangements are usually arrangements in which we sell a software product license and maintenance and support, which we refer to as Post-Contract Support, or PCS.

        We follow paragraph 10 of SOP 97-2, “Software Revenue Recognition,” as amended, and allocate the total fee arrangement to the software and the PCS undelivered element based on vendor-specific objective evidence, referred to as VSOE. We allocate the total fee arrangement based on the guidance set forth in paragraph 57 of SOP 97-2, which states, “The fair value of the PCS should be determined by reference to the price the customer will be required to pay when it is sold separately.”

        The fair value of the PCS is calculated by the consistent renewal rate of the PCS stated in the relevant contract. The portion of the fee arrangement allocated to the PCS is recognized as revenues ratably over the term of the PCS arrangement.

        In some agreements with our customers, the customers have the right to receive unspecified upgrades on an if-and-when available basis (we do not provide specific upgrades). These upgrades are considered PCS. Revenue allocated to the PCS is recognized ratably over the term of the PCS.

        Long term contracts accounted for pursuant to SOP 81-1,“Accounting for Performance of Construction-Type Contracts,” are contracts in which we sell our software framework, on which material modifications, developments and customizations are performed, to provide the customer with a new and modern IT application with enhanced capabilities that were unavailable in its former legacy system. The aforementioned services are essential to the functionality of the software and to its compliance with customers’ needs and specifications. We account for these arrangements pursuant to paragraph 7 to SOP 97-2 and TPA 5100.48.

        Under this method, estimated revenue is generally accrued based on costs incurred to date, as a percentage of total updated estimated costs. Changes in our estimates may effect the recognition of our long-term contract revenues.

        We recognize contract losses, if any, in the period in which they first become evident. Some of our contracts include client acceptance clauses. In these contracts, we follow the guidance of TPA 5100.67 and SAB 104. In determining whether revenue can be recognized, when an acceptance clause exists, we consider our history with similar arrangements, the customer’s involvement in the negotiation process, and the existence of other service providers and the payment terms.

        We present revenues from products and revenues from services in separate line items. The product revenues line item includes revenues generated from (i) stand-alone software products; and (ii) software products that were included in multiple-element arrangements and were separated pursuant to SOP 97-2 as aforementioned.

        In the services revenue line item, we include (i) revenues generated from stand-alone consulting services; (ii) revenues generated from stand alone PCS; (iii) revenues from long term service contracts accounted for pursuant to SOP 81-1; and (iv) revenues generated from PCS included in multiple-element arrangement and were separated pursuant to SOP 97-2 as aforementioned. We have included all SOP 81-1 arrangements in the service revenues line item since we can establish VSOE of fair value to neither the service element nor the software element. Our software framework and these kinds of modifications and customizations are not sold separately. Therefore, we can not appropriately justify reflecting the product portion separately in our statement of operations.

        We believe that our revenue recognition policies are in accordance with the Securities and Exchange Commission Staff Accounting Bulletin No. 101 and SAB 104, “Revenue Recognition in Financial Statements.”

        Capitalized research and development costs. We capitalize research and development costs of software that are intended for sale that were incurred after the establishment of the technological feasibility of the relevant product based on a detailed program design.

        Amortization of capitalized research and development costs begins when the product is available for general release to customers. Annual amortization is computed by the straight-line method, over the remaining useful life of the product, currently over a period of 5 years, or based on the ratio of current gross revenues to current and anticipated future gross revenues, whichever is higher. Our failure to accurately predict the useful life of capitalized research and development costs could cause a one-time amortization, which could adversely affect our operating results.

        Impairment of goodwill and intangible assets. Our business acquisitions resulted in goodwill and other intangible assets. We periodically evaluate our goodwill, intangible assets, and investments in affiliates for potential impairment indicators. Our judgments regarding the existence of impairment indicators are based on legal factors, market conditions, and operational performance of our acquired businesses and investments.

        In accordance with FASB Statement of Financial Accounting Standards No. 142 “Goodwill and Other intangible Assets,” or SFAS 142, indefinite life intangible assets and goodwill are not amortized but rather subject to periodic impairment testing.

        Goodwill and intangible assets are tested for impairment by comparing the fair value of the reporting unit with its carrying value. Fair value is generally determined using discounted cash flows, market multiples, and market capitalization. Significant estimates used in the fair value methodologies include estimates of future cash flows, future short-term and long-term growth rates, weighted average cost of capital and estimates of market multiples of the reportable unit. If these estimates or their related assumptions change in the future, we may be required to record additional impairment charges for our goodwill and intangible assets. These write downs may have an adverse affect on our operating results. Future events could cause us to conclude that impairment indicators exist and that additional intangible assets associated with our acquired businesses are impaired. In addition, we evaluate a reporting unit for impairment if events or circumstances change between annual tests, indicating a possible impairment. Examples of such events or circumstances include: (i) a significant adverse change in legal factors or in the business climate; (ii) an adverse action or assessment by a regulator; (iii) a more likely than not expectation that a portion of the reporting unit will be sold; (iv) continued or sustained losses at a reporting unit; (v) a significant decline in our market capitalization as compared to our book value or (vi) the testing for recoverability under SFAS 144 of a significant asset group within the reporting unit.

        The process of evaluating the potential impairment of goodwill is subjective and requires significant judgment at many points during the analysis. In estimating the fair value of the reporting unit for the purpose of our periodic analysis, we make estimates and judgments about the future cash flows of the reporting unit. Although our cash flow forecasts are based on assumptions that are consistent with our plans and estimates we are using to manage the underlying businesses, there is significant exercise of judgment involved in determining the cash flows attributable to a reporting unit over its estimated remaining useful life. In addition, we make certain judgments about allocating shared assets to the estimated balance sheets of our reporting unit. Changes in judgment on these assumptions and estimates could result in a goodwill impairment charge. Any resulting impairment loss could have a material adverse impact on our financial condition and results of operations.

        We are one operating segment and therefore one reporting unit of IT modernization. We utilize a two-step method to perform a goodwill impairment review in the fourth quarter of each fiscal year or when facts and circumstances indicate goodwill may be impaired. In the first step, we determine the fair value of the reporting unit using expected future discounted cash flows and estimated terminal values. If the net book value of the reporting unit exceeds the fair value, we would then perform the second step of the impairment test which requires allocation of the reporting unit’s fair value of all of its assets and liabilities in a manner similar to a purchase price allocation, with any residual fair value being allocated to goodwill. The implied fair value of the goodwill is then compared to the carrying value to determine impairment, if any. In 2008 we performed an impairment test, and an impairment loss of $13.3 million related to goodwill of our overall IT modernization reporting unit was identified and charged to operations. We attribute this impairment to the global economic and financial market crisis, which had a negative effect on our business primarily as a result of the negative equity market conditions which caused a material decline in industry market multiples.

        We determine the fair value of a reporting unit using the Income Approach, which utilizes a discounted cash flow model, as we believe that this approach best approximates its fair value at this time. We corroborated the fair values using the Market Approach. Judgments and assumptions related to revenue, gross profit, operating expenses, future short-term and long-term growth rates, weighted average cost of capital, interest, capital expenditures, cash flows, and market conditions are inherent in developing the discounted cash flow model. Additionally, we evaluated the reasonableness of the estimated fair value of the reporting unit by reconciling to its market capitalization. This reconciliation allowed us to consider market expectations in corroborating the reasonableness of the fair value of the reporting unit. Our ability to reconcile the gap between our market capitalization and our aggregate fair value depends on various factors, some of which are quantitative, such as an estimated control premium that an investor would be willing to pay for a controlling interest in us, and some of which are qualitative and involve management judgment, including stable relatively high backlog and growing pipe line. In that regard, we based our assumption on a 42% effective control premium rate which has been implied from various mergers and acquisitions in Israel and abroad involving similar companies, that took place during the six months ended in March 31, 2009. If our market capitalization stays below the value of our stockholders’ equity, or actual results of operations differ materially from our modeling estimates and related assumptions, or if any of our qualitative reconciliation factors changes in the future, we may be required to record additional impairment charges for our goodwill. We will continue to monitor market trends in our business, the related expected cash flows and our calculation of market capitalization for purposes of identifying possible indicators of impairment. Should our book value per share continue to exceed our market share price or should we have other indicators of impairment, as previously discussed, we will be required to perform an interim step one impairment analysis, which may lead to a step two analysis resulting in goodwill impairment. Additionally, we would then be required to review our remaining long-lived assets for impairment.

        Valuation of financial instruments. Effective January 1, 2008, we adopted SFAS 157, Fair Value Measurements, and effective October 10, 2008, we adopted FSP No. SFAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active”, except as it applies to the nonfinancial assets and nonfinancial liabilities subject to FSP 157-2. SFAS 157 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering such assumptions, SFAS 157 establishes a three-tier value hierarchy, as set forth below, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

–	Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

–	Level 2 – Include other inputs that are directly or indirectly observable in the marketplace.

–	Level 3 – Unobservable inputs which are supported by little or no market activity.

        The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

        The actual value at which such securities could actually be sold or settled with a willing buyer or seller may differ from such estimated fair values depending on a number of factors, including, but not limited to, current and future economic conditions, the quantity sold or settled, the presence of an active market and the availability of a willing buyer or seller.

        SFAS 123(R). On January 1, 2006, we adopted Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment,” referred to as SFAS 123(R), which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made to employees and directors. SFAS 123(R) requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in our consolidated income statement. Prior to the adoption of SFAS 123(R), we accounted for equity-based awards to employees and directors using the intrinsic value method in accordance with APB 25 as allowed under Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation,” or SFAS 123. Our determination of fair value of share-based payment awards on the date of grant using an option-pricing model is affected by our share price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to our expected share price volatility over the terms of the awards using historical volatility derived from our exchange traded shares, and actual and projected employee share option exercise behaviors. The dividend yield assumption is based on our historical experience and expectation of future dividends payouts and may be subject to change in the future. The risk-free interest assumption is the implied yield currently available on U.S. Treasury zero-coupon bonds, issued with a remaining term equal to the expected life term of our options. We use the simplified method to compute the expected option term for options granted in accordance with SAB110. Although the fair value of employee share options is determined in accordance with SFAS 123(R) using an option-pricing model, that value may not be indicative of the fair value observed in a willing buyer/willing seller market transaction.

        Income taxes. In July 2006, the Financial Accounting Standards Board, or FASB, issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No. 109", or FIN 48, which requires income tax positions to meet a more-likely-than-not recognition threshold to be recognized in the financial statements. Under FIN 48, tax positions that previously failed to meet the more-likely-than-not threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not threshold should be derecognized in the first subsequent financial reporting period in which that threshold is no longer met. Prior to 2007, we recorded estimated income tax liabilities to the extent they were probable and could be reasonably estimated. As a multinational corporation, we are subject to taxation in many jurisdictions, and the calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax laws and regulations in various taxing jurisdictions. If we ultimately determine that the payment of these liabilities will be unnecessary, we reverse the liability and recognize a tax benefit during the period in which we determine the liability no longer applies. Conversely, we record additional tax charges in a period in which we determine that a recorded tax liability is less than we expect the ultimate assessment to be. The application of tax laws and regulations is subject to legal and factual interpretation, judgment and uncertainty. Tax laws and regulations themselves are subject to change as a result of changes in fiscal policy, changes in legislation, the evolution of regulations and court rulings. Therefore, the actual liability for Israeli or foreign taxes may be materially different from our estimates, which could result in the need to record additional tax liabilities or potentially reverse previously recorded tax liabilities. The adoption of FIN 48 did not result in a change to our retained earnings. As of September 30, 2009, there were no unrecognized tax benefits. Deferred taxes are determined utilizing the “asset and liability” method, whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and the tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. We provide a valuation allowance, when it is more likely than not that deferred tax assets will not be realized in the foreseeable future. In calculating our deferred taxes we are taking into account various estimations, which are examined and if necessary adjusted on a quarterly basis, regarding our future utilization of future carry forward losses.

        Accounts receivable and Allowances for Doubtful Accounts. Our trade receivables include amounts due from customers. We perform ongoing credit evaluations of our customers’ financial condition and we require collateral as deemed necessary. We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make payments. In judging the adequacy of the allowance for doubtful accounts, we consider multiple factors including the aging of our receivables, historical bad debt experience and the general economic environment. Management applies considerable judgment in assessing the realization of receivables, including assessing the probability of collection and the current credit worthiness of each customer. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

        Derivative Instruments. We have adopted Statement of Financial Accounting Standards SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities”, referred to as SFAS 133. Under the provisions of SFAS 133, all derivatives are recognized on the balance sheet at their fair value. Changes in fair value are recognized periodically in earnings or accumulated other comprehensive income within shareholders’ equity, depending on the intended use of the derivative and whether the derivative has been designated by management as a hedging instrument. Changes in fair value of derivative instruments not designated as hedging instruments are recognized in earnings in the current period.

        We use foreign currency options, forward exchange contracts and forward interest contracts to assist in managing financial risks. We do not use derivative financial instruments for speculative purposes. These instruments are recognized at fair value, with all changes in fair value recorded in current period earnings, as these transactions have not been designated as hedging instruments under SFAS 133.

        Discontinued Operation. In January 2008, the board of directors announced its intent to sell the entire holdings in Mainsoft Corp., in which we held a 58% controlling interest. This decision followed a strategic shift in Mainsoft’s product development and marketing strategy outside of our core business focus. In October 2008 we sold Mainsoft for consideration of $1.7 million. Mainsoft met the definition of a component under SFAS 144. Accordingly the results of operation of Mainsoft are discontinued operation in the statement of operations and prior periods results have been reclassified accordingly. In addition, comparative data of the asset and liabilities attributed to the discontinued operation have been reclassified in the balance sheet.

Recently Issued Accounting Pronouncements

Recently Issued Accounting Standards:

        SFAS No. 168 (ASC 105), In June 2009, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 168 (ASC 105), The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles. SFAS No. 168 establishes the FASB Accounting Standards Codification (“Codification”) as the single source of authoritative U.S. generally accepted accounting principles (U.S. GAAP) recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. SFAS No. 168 and the Codification are effective for financial statements issued for interim and annual periods ending after September 15, 2009. As the Codification does not change current GAAP, the adoption of SFAS No. 168 did not materially impact our consolidated financial position, results of operations or cash flows.

        SFAS No. 165. On May 28, 2009, the FASB issued SFAS No. 165–Subsequent Events (“SFAS No. 165”) (ASC 855). SFAS No. 165 provides guidance on management’s assessment of subsequent events and requires additional disclosure about the timing of management’s assessment of subsequent events. SFAS No. 165 does not significantly change the accounting requirements for the reporting of subsequent events. SFAS No. 165 is effective for interim or annual financial periods ending after June 15, 2009. We adopted SFAS No. 165 as of June 30, 2009 and the adoption of this standard did not materially impact our financial position, results of operations, and changes in net assets or disclosures in the financial statements.

        ASU 2009-13. In October 2009, the FASB issued Accounting Standards Update (“ASU”) 2009-13, which amends Accounting Standards Codification Topic 605, Revenue Recognition (“ASC 605”), to require companies to allocate revenue in multiple-element arrangements based on an element’s estimated selling price if vendor-specific or other third-party evidence of value is not available. ASU 2009-13 is effective beginning January 1, 2011. Earlier application is permitted. We do not expect that the update of ASC 605 will affect our consolidated financial position, results of operations or cash flows.

        EITF 08-01. In September 2009, the FASB ratified final EITF Issue 08-01, Revenue Arrangements with Multiple Deliverables (EITF 08-01). EITF 08-01 supersedes EITF 00-21, primarily codified into ASU No. 2009-13, and was issued in response to practice concerns related to the accounting for revenue arrangements with multiple deliverables under EITF 00-21. EITF 08-1 applies to all deliverables in contractual arrangements in all industries in which a vendor will perform multiple revenue-generating activities, except when some or all deliverables in a multiple deliverable arrangement are within the scope of other revenue recognition guidance. EITF 08-1 is effective for fiscal years beginning after June 15, 2010. The effects of the adoption, if any, of EITF 08-1 on our consolidated financial position, results of operations and cash flows are not expected to be material.

        EITF 09-3. In September 2009, the FASB ratified final EITF 09-3, Software Revenue Recognition. Entities that sell tangible products containing both hardware elements and software elements that are currently within the scope of AICPA Statement of Position (“SOP”) Number 97-2, Revenue Recognition for Software Products with Multiple Deliverables, (“SOP 97-2”), primarily codified into ASU 2009-14. EITF 09-3 amends EITF 03-05, Applicability of AICPA Statement of Position 97-2 to Non-Software Deliverables in an Arrangement Containing More-Than-Incidental Software, primarily codified into ASC 985-605, to exclude from their scope all tangible products containing both software and no software components that function together to deliver the product’s essential functionality. EITF 09-3 is effective for fiscal years beginning after June 15, 2010. The effects of the adoption, if any, of EITF 09-3 on our consolidated financial position, results of operations and cash flows are not expected to be material.

        FAS 141R. In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“FAS 141R”). FAS 141R provides revised guidance on how acquirers recognize and measure consideration, identifiable assets, liabilities, contingencies, non-controlling interests and goodwill in business combinations, and expands disclosure requirements surrounding the nature and financial effects of business combinations. Key changes include: acquired in-process research and development will be capitalized and assessed for impairment where relevant and amortized over its useful life instead of being expensed on acquisition; acquisition costs will be expensed as incurred; restructuring costs will generally be expensed in periods after the acquisition date; the consideration paid in shares would be valued at closing date; and, in the event that a deferred tax valuation allowance relating to a business acquisition (including from prior years) is subsequently reduced, the adjustment will be recognized in the statement of income. Early adoption is not permitted. As applicable to us, this statement became effective, on a prospective basis, as of the year beginning January 1, 2009. The initial adoption of FAS 141R did not have a material impact on our consolidated financial statements. However, FAS 141R could significantly impact how business combinations consummated after its adoption are reflected in our consolidated financial statements.

        SFAS No. 160. In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No 51 (“SFAS No. 160”). SFAS No. 160 changes the accounting and reporting for minority interests, which will be recharacterized as noncontrolling interests and classified as a component of equity. This new consolidation method significantly changes the accounting for transactions with minority interest holders. SFAS No. 160 is effective for fiscal years beginning after December 31, 2008.

Our Reporting Currency

        The currency of the primary economic environment in which our operations and most of our subsidiaries’ operations are conducted is the U.S. dollar. In addition, a substantial portion of our revenues and costs are incurred in dollars. Thus, the dollar is our functional and reporting currency.

        We follow SFAS 52 “Foreign Currency Translation” and accordingly non-monetary transactions denominated in currencies other than the dollar are measured and recorded in dollars at the exchange rates prevailing at transaction date. Monetary assets and liabilities denominated in currencies other than the dollar are translated at the exchange rate on the balance sheet date. Exchange gain or losses on foreign currency translation are recorded in income.

        Following is a summary of the most relevant monetary indicators for the reported periods:

For the nine months ended September 30,	Inflation rate in Israel	Devaluation of NIS against the US$	Devaluation of euro against the US$
	%	%	%

2009	(0.1)	1.16	(3.55)
2008	5.4	11.05	1.9

Operating Results

        Loss for the nine months ended September 30, 2009 amounted to $6.4 million as of result of profit from operations after finanial expenses and taxes of $3.6 million offset by $1.7 million of expenses related to our cost saving plan and one time charges, $585,000 of non-cash financial expenses related to our warrants, $6.1 million related to amortization of intangible assets and $1.6 million of non-cash stock based compensation expenses.

        The following table presents the percentage relationships of certain items from our consolidated statement of operations, as a percentage of total revenues for the periods indicated:

Statement of Operations Data as a Percentage of Revenues:

	Nine months ended
	September 30,
	2009	2008
	%	%

Revenues	100.0	100.0
Cost of revenues	54.7	49.2

Gross profit	45.3	50.8
Software development costs, net	14.9	20.4
Selling, general, and administrative expenses	37.2	36.4

Operating income	(6.8)	(6.0)
Financial expenses, net	(3.4)	(1.5)
Other income, net	-	0.4

Income (loss) before taxes on income	(10.3)	(7.2)
Income tax expense (income), net	*	(0.5)

Net income (loss) from continued operation	(10.3)	(6.7)
Loss from discontinued operation	-	(13.0)

Net loss	(10.3)	(19.7)
Noncontrolling interest	0.8	0.4

Net loss	(11.0)	(20.1)

        * Representing an amount less than 0.1%.

Nine months ended September 30, 2009 and 2008

        Revenues. Revenues decreased by 16% from $69.1 million in the nine months ended September 30, 2008 to $58.2 million in the nine months ended September 30, 2009.

        Revenues generated from our services decreased by 17%, from $64.6 million in the nine months ended September 30, 2008 to $53.3 million in the nine months ended September 30, 2009. This decrease is attributable to a decrease in consulting services to existing customers. Revenues generated from our products (software license) increased from $4.5 million in the nine months ended September 30, 2008, to $4.9 million in the nine months ended September 30, 2009.

        Revenues generated from recurring revenues such as long term services contracts and maintenance decreased from $38.1 million in the nine months ended September 30, 2008, to $32.0 million in the nine months ended September 30, 2009. This was the result of a decrease in revenues from services. As a percentage of revenues, recurring revenues remained 55% of revenues for the nine months ended September 30, 2009 and 2008.

        Revenues generated from legacy modernization, namely turn-key projects, products and related maintenance decreased from $40.0 million in the nine months ended September 30, 2008, to $34.3 million in the nine months ended September 30, 2009. As a percentage of revenues, revenues from legacy modernization increased from 57.5% of revenues for the nine months ended September 30, 2008 to 59% of revenues for the nine months ended September 30, 2009. Approximately 43% of our revenues for the nine months ended September 30, 2009 were derived from financial institutions compare to 60% of revenues for the nine months ended September 30, 2008. The economic crisis that accelerated in the second half of 2008 began to affect our business. There was a decrease in consulting services to existing customers and a number of new customers negotiated lower prices for our legacy modernization projects. The majority of our projects are specifically tailored and negotiated separately, and therefore, the lack of uniform rates and price lists makes us unable to quantify the decrease in pricing.

        Gross Margin. As a percentage of revenues, gross margin was 45% in the nine months ended September 30, 2009 compared to 51% in the nine months ended September 30, 2008. The decrease is attributable mainly to the reallocation of human resources from research and development costs to cost of sales. Some of our professionals who focused on research and development during the nine months ended September 30, 2008 were temporarily shifted to our turn-key projects during the nine months ended September 30, 2009.

        Cost of revenues. Cost of revenues consists of salaries, amortization of intangible assets, fees paid to independent subcontractors and other direct costs. Cost of revenues decreased by 6% from $34.0 million in the nine months ended September 30, 2008 to $31.8 million in the nine months ended September 30, 2009. This decrease is a direct result of the decrease in revenues. Cost of revenues as a percentage of revenues increased from 49% in the nine months ended September 30, 2008 to 55% in the nine months ended September 30, 2009, as a result of new customers negotiating lower prices for our legacy modernization projects.

        Research and development costs. Research and development costs consist of salaries and consulting fees that we pay to professionals engaged in the development of new software tools and related methodologies. Our development costs are attributed to the development of our modernization suite of tools and are charged to operations as incurred. Research and development costs decreased 38% from $14.1 million in the nine months ended September 30, 2008 to $8.7 million in the nine months ended September 30, 2009 mainly as a result of reallocation of human resources from research and development costs to cost of sales. Some of our professionals who focused on research and development during the nine months ended September 30, 2008 were temporarily shifted to our turn-key projects during the nine months ended September 30, 2009. As a percentage of revenues, research and development costs, decreased from 20% in the nine months ended September 30, 2008 to 15% in the nine months ended September 30, 2009.

        Selling, general, and administrative expenses. Selling, general, and administrative expenses consist primarily of wages and related expenses, travel expenses, sales commissions, selling expenses, marketing and advertising expenses, rent, insurance, utilities, professional fees, and depreciation. Selling, general, and administrative expenses decreased by 14% from $25.2 million in the nine months ended September 30, 2008 to $21.7 million in the nine months ended September 30, 2009. This decrease is as a result of the termination of employees in connection with our cost savings plan implemented at the end of 2008. As a percentage of revenues, selling, general and administrative expenses increased slightly from 36% in the nine months ended September 30, 2008 to 37% in the nine months ended September 30, 2009.

        Financial expenses, net. Financial expenses increased from $1.0 million in the nine months ended September 30, 2008 to $2.0 million in the nine months ended September 30, 2009. The increase in financial expenses is attributable to (a) interest on bank loans taken which amounted to $16 million in the nine months ended September 30, 2009; (b) fluctuations in foreign currency exchange rates in currencies of countries where we operate, which had a negative effect on our financial charges; and (c) accounting charges related to the reallocation of warrants that we recorded as a derivative as of January 1, 2009.

        Other income, net. Other income, net, in the nine months ended September 30, 2008, consisted of a $273,000 loan repayment from Cicero Inc. This amount was previously charged to provision for losses. There was no other income, net, in the nine months ended September 30, 2009.

        Income tax expense. In the nine months ended September 30, 2008, we had income tax benefits of $330,000 compared to an income tax expense of $11,000 in the nine months ended September 30, 2009. The tax expenses are net of deferred taxes for the period. We have net operating losses carried forward for tax purposes in the amount of $56 million that resulted in relatively low tax rate charges compared to our income before tax results.

        Noncontrolling interest. Noncontrolling interest in earnings in the nine months ended September 30, 2009 was $441,000 compared to $255,000 in the nine months ended September 30, 2008, and represented our noncontrolling share in the increased net profit of our subsidiaries, Liacom Systems Ltd. and Zulu Software Inc. There were no changes in our noncontrolling interest.

        Discontinued operation. We had a loss from discontinued operation of $9.0 million in the nine months ended September 30, 2008 related to Mainsoft. In January 2008, we announced our decision to sell our holdings in our subsidiary Mainsoft, in which we held a 58% controlling interest. Our management’s decision followed a strategic shift in Mainsoft’s product development and marketing strategy outside of our core business focus. The sale of Mainsoft was completed in October 2008 for total consideration of $1.7 million.

Liquidity and Capital Resources

How We Have Financed Our Business

        In 1997, we consummated two public offerings, and received net proceeds of $33.9 million after deducting underwriting discounts and commissions and offering expenses.

        On March 30, 2004, we completed a private placement to institutional investors. Under the terms of this transaction as amended on February 18, 2005, we issued to the institutional investors, for an aggregate purchase price of $5 million, convertible debentures due in 2007, bearing interest at a rate of six months LIBOR, paid quarterly. Pursuant to our agreement with the institutional investors, in March 2006, the institutional investors exercised their right to purchase from us, for an aggregate purchase price of $3 million, additional convertible debentures due in 2009. The institutional investors converted the entire principal amount of the debentures into 1,620,790 of our ordinary shares as of March 31, 2007. For more information, see "Item 5.B. Liquidity and Capital Resources– Contractual Commitments and Guarantees" in our Form 20-F/A for 2008.

        In February 2006, we completed an underwritten public offering in Israel of Series A convertible notes in the aggregate principal amount of NIS 54.0 million, equal at that time to approximately $11.5 million. As of March 31, 2008, all of the notes were converted.

        In order to improve our liquidity, we entered into sale of receivables’ agreements with regard to some of our customers, and control and risk of those trade receivables were fully transferred. This facility enables us to receive a short term financing from time to time, as the related costs of the financing are similar to the costs of credit lines from banks, and no covenants are required. During the first nine months of 2009 an amount of $22.6 million was sold. Out of this amount, $17.6 million was collected by the financial institutions as of November 19, 2009.

        In November 2007, we completed a $35 million private placement of ordinary shares and warrants issued to institutional investors. Under the securities purchase agreement entered into with the institutional investors, we issued to the investors 1,999,998 ordinary shares at a purchase price of $17.50 per share. The investors were also granted warrants to purchase 800,000 ordinary shares exercisable during a 5 year term at an exercise price of $21.88. The net proceeds from the offering were mainly used for repayment of debt. As agreed with the investors, we registered the shares purchased by the investors and those underlying the warrants for resale under an effective registration statement.

        In October 2009, we completed a $4.2 million private placement of ordinary shares and warrants to institutional investors. Pursuant to the securities purchase agreement, we issued to the investors 1,364,575 ordinary shares. In addition, we issued to the investors series A warrants exercisable immediately into 818,744 ordinary shares during a five year term from the issuance date at an exercise price of $3.95 per share, series B warrants exercisable immediately into 1,364,575 ordinary shares during a variable term at an exercise price of $3.05 and series C warrants exercisable immediately upon the exercise of the Series B warrants into 818,744 ordinary shares during a variable term at an exercise price of $3.95. For additional information about this private placement, see “Prospectus Summary – The Transactions” above.

        We have entered into credit facilities with Bank Discount Le’Israel Ltd., Bank Ha’Poalim Ltd., Bank Leumi Le’Israel Ltd. and the First International Bank Ltd. The aggregate amount outstanding under these credit facilities as of November 19, 2009 was $15.3 million compared to $17.3 million as of December 31, 2008. We use these credit facilities to finance certain acquisitions from to time, to make contingent consideration payments, to re-purchase our shares according to our policy, and for interim financing, in accordance with our cash requirements. In connection with these credit facilities, we are committed to the banks for certain covenants that vary by facility, related to our operations, such as:

—	maintaining a minimum level of shareholders' equity of no less than 40%-60% of our total assets and no less than $50-70 million;

—	maintaining a minimum level of tangible shareholders' equity not to exceed a positive to a deficit of $30 million;

—	maintaining a level of annual EBIDTA of no less than $5 million;

—	maintaining a ratio of our bank liabilities to total assets, excluding other current assets, of no more than 40% and no more than $35-$55 million; and

—	Maintaining a minimum level of cash of $10 million.

        We are currently in compliance with all such covenants.

        As of September 30, 2009, we had cash of $23.8 million and working capital of $30.0 million. As of December 31, 2008, we had cash of $30.3 million and working capital of $32.4 million.

        Net cash provided by operating activities was $1.3 million for the nine months ended September 30, 2009 compared to $1.9 million for the nine months ended September 30, 2008. Cash provided by operating activities decreased mainly as a result of payments with regard to termination costs and severance payments involved with our cost saving plan.

        Net cash used for investment activities was $8.9 million for the nine months ended September 30, 2009 compared to $9.2 million for the nine months ended September 30, 2008. Cash used for investment activities includes $289,000 and $1.0 million of investments in fixed assets, $0 and $2.2 million of investments in newly purchased subsidiaries and $8.6 million and $6.0 million of contingent considerations for previously purchased subsidiaries, each for the nine months ended September 30, 2009 and 2008, respectively.

        Net cash provided from financing activities was $1.1 million for the nine months ended September 30, 2009, representing net loans from banks, compared to $17.3 million for the nine months ended September 30, 2008, representing $16.0 million of net loans from banks and $2.0 million of cash from the exercise of employee options and warrants, offset by $591,000 for the purchase of treasury shares.

Capital Expenditures

        Our capital expenditures include the consideration and contingent consideration paid for acquired activities and technologies.

        In the nine months ended September 30, 2009, we paid an aggregate of $8.6 million as contingent consideration with regard to our previous acquisitions of BridgeQuest, TIS, Codestream, I-Ter and JLC. In the nine months ended September 30, 2008 we paid an aggregate amount of $6 million as contingent consideration with regard to our previous acquisitions of BridgeQuest, Codestream and I-Ter, and $2.2 million for TIS and JLC, newly consolidated subsidiaries.

        Investment in property and equipment required to support our software development activities was comprised mainly of computers and peripheral equipment and was $289,000 during the nine months ended September 30, 2009 and $1.0 million during the nine months ended September 30, 2008. The decrease was primarily the result of our purchase of certain licenses and equipment during the nine months ended September 30, 2008.

        During the first nine months of 2009 and 2008, we repurchased 44,994 of our shares for an aggregate amount of $83,000 and 67,052 of our shares for an aggregate amount of $591,000, respectively, under our buy-back programs in accordance with the resolution of our board of directors adopted in March 2008 authorizing the repurchase of our shares, subject to market conditions, under our existing buy-back programs. As of September 30, 2009, we had repurchased an aggregate of 2,371,140 of our ordinary shares under our buy-back programs, for an aggregate of approximately $15.2 million. Under our buy-back programs, we may purchase our shares from time to time, subject to market conditions and other relevant factors affecting us. Under the Israeli Companies Law, 1999, referred to as the Companies Law, the repurchased shares held by us do not confer upon their holder any rights. The first buy-back program adopted in May 1998 enables us to purchase our shares, utilizing up to $5 million. Under the second buy-back program adopted in September 1998, and amended in May 1999, we may purchase, up to an additional 2,000,000 ordinary shares. The closing price of our ordinary shares as quoted on the NASDAQ Global Market on November 19, 2009 was $2.70.

        We believe that cash generated from operations together with existing sources of liquidity and cash flow, will be sufficient to meet our anticipated cash needs for at least the next 18 months.

Contractual Commitments and Guarantees

        Warrants Issued in a Private Placement to Institutional Investors. In connection with a private placement to institutional investors consummated in 2004, and further amended in 2005, we issued to the institutional investors, warrants, exercisable until September 2009, for 285,714 ordinary shares at a purchase price of $6.50 per share. Those warrants were not exercised and expired on September 30, 2009. Pursuant to our agreement with the institutional investors, in March 2006, the institutional investors exercised their right to purchase from us additional debentures (already fully converted into our shares) and received warrants, exercisable until September 2011, for 200,000 ordinary shares at a purchase price of $4.50 per share. As agreed upon by the investors, we registered the shares underlying the warrants for resale under an effective registration statement. The exercise price was adjusted to $6.31 as a result of anti-dilution protection triggered by the Transaction.

        Warrants Issued in November 2007. In November 2007, as part of a $35 million private placement, we issued to institutional investors warrants to purchase an aggregate of up to 800,000 ordinary shares at an exercise price of $21.88 per share, subject to certain adjustments. These warrants may be exercised during a 5-year period, which commenced in November 2007. As agreed upon by the investors, we registered the shares underlying the warrants for resale under an effective registration statement. The exercise price was adjusted in to $18.80 as a result of anti-dilution protection triggered by the Transaction.

        Covenants to Banks. In connection with the credit lines extended to us by Discount Le’Israel Ltd., Bank Hapoalim Ltd., Bank Leumi Le’Israel Ltd., and First International Bank, we committed to certain covenants related to its operations and certain financial ratios. As of September 30, 2009, we met all such financial covenants.

        Chief Scientist. Two of the our subsidiaries have entered into agreements with the Office of the Chief Scientist, or OCS; these subsidiaries are obliged to pay royalties to the OCS at a rate of 3% on sales of the funded products, up to 100% of the dollar-linked grant received in respect of these products from the OCS. As of September 30, 2009, the contingent liability that was not recognized amounted to $917,000.

        Ministry of Production in Italy. In July 2007, our subsidiary, I-Ter, received final approval from the Ministry of Production in Italy for its Easy4Plan product. Easy4Plan is a workflow management tool designed for ISO9000 companies. The total funds received from the Ministry of Production amounted to approximately $650,000, of which 30% are a grant, and the balance is an 8-year loan to be repaid by I-Ter. The loan bears a nominal annual interest. 90% of the funds were received in December 2007. The remaining 10% are subject to a final review by the Ministry of Production. As of September 30, 2009 the liability amounted to $404,000.

        Customers’ bank guarantees. Under agreements between us and certain of our customers, we undertook to provide such customers a bank guarantee for the assurance of performance of our obligations under our agreements with such customers. As of September 30, 2009, there were outstanding bank guarantees on behalf of customers in the aggregate amount of $647,000.

        Leases. We are committed under operating leases for rental of office facilities, vehicles, and other equipment for the years 2009 until 2014. Annual rental fees under current leases are approximately $2 million, and are expected to remain at this level for each of the next three years. In connection with the office leases, we issued bank guarantees of $75,000 in the aggregate.

Effective Corporate Tax Rates

        Following the tax reform enacted in 2003, an Israeli company is subject to tax on its worldwide income. An Israeli company that is subject to Israeli taxes on the income of its non-Israeli subsidiaries will receive a credit for income taxes paid by the subsidiary in its country of residence. Israeli tax payers are also subject to tax on income from a controlled foreign corporation, according to which an Israeli company may become subject to Israeli taxes on certain income of a non-Israeli subsidiary, if such subsidiary’s primary source of income is a passive income (such as interest, dividends, royalties, rental income, or capital gains).

        On January 1, 2006, an additional tax reform was passed relating primarily to profits from investments. The main goal of the reform was to unify the tax rates applicable to profits from investments, such as interest, capital gains, and dividends. In addition, under the new reform, the tax rates applicable to companies were reduced to 27% in 2008, 26% in 2009, and 25% from 2010 and on.

        Our international operations are taxed at the local effective corporate tax rate in the countries of our subsidiaries’ residence. We believe that in the future we will derive an increasing percentage of our income from operations outside of Israel and that, accordingly, our effective tax rate may increase. However, we expect that this increase will be offset by carried forward accumulated losses of consolidated companies.

Off-Balance Sheet Arrangements

        For information relating to contingent consideration in certain acquisitions, see Notes 2 and 8 of our unaudited interim financial statements for the nine months ended September 30, 2008 below and “Item 4.B. Business Overview – Investments and Acquisitions–” of our Form 20-F/A for 2008.

OFFER AND USE OF PROCEEDS

        We will not receive any of the proceeds from the sale of ordinary shares by the selling shareholders in this offering. If the warrants are exercised in full, we would realize proceeds before expenses, in the amount of $10,630,032 (assuming that none of the Series A and Series C Warrants are exercised via cashless exercise). The net proceeds of the exercise of the warrants will be used for working capital and general corporate purposes. We will bear the costs, other than underwriting commissions, associated with the sales of ordinary shares.

SELLING SHAREHOLDERS

        This prospectus covers the resale, from time to time, by the selling shareholders of up to 4,366,638 ordinary shares, of which 1,364,575 ordinary shares were purchased by the selling shareholders in October 2009 under the securities purchase agreement between us and the selling shareholders, and 3,002,063 ordinary shares are issuable upon exercise of warrants granted to the selling shareholders under the securities purchase agreement. For additional information regarding the offering, see “Prospectus Summary – The Transactions” above. We are registering the ordinary shares in order to permit the selling shareholders to offer the shares for resale from time to time. To our knowledge, except as indicated in the table below, none of the selling shareholders have held any position or office, or had any material relationship with us, our predecessors, or affiliates, within the past three years, or are a registered broker-dealer or an affiliate of a registered broker-dealer which may be deemed to be an “underwriter” within the meaning of the Securities Act in connection with these sales.

        The following table presents information provided by the selling shareholders with respect to beneficial ownership of our ordinary shares as of November 19, 2009, and as adjusted to reflect the sale of the shares offered by the selling shareholders under this prospectus, assuming that all ordinary shares being offered under this prospectus are ultimately sold in the offering. The second column lists the number of ordinary shares beneficially owned by each selling shareholder, including the exercisable warrants, assuming exercise of the warrants held by that selling shareholder on that date, without regard to any limitations on exercise. The fourth column lists the ordinary shares being offered by the selling shareholders under this prospectus, including ordinary shares issuable upon exercise of warrants being offered by the selling shareholders under this prospectus. The table includes all shares issuable within 60 days of November 19, 2009 upon the exercise of warrants beneficially owned by the indicated shareholders on that date. Beneficial ownership as set forth below includes the power to direct the voting or the disposition of the securities or to receive the economic benefit of ownership of the securities. To our knowledge, the persons named in the table have sole voting power, sole investment control, and the sole right to receive the economic benefit with respect to all shares listed, except as set forth in the table below. The applicable percentage of ownership for each shareholder, listed in the third and sixth columns of the table, is based on 23,231,702 ordinary shares outstanding as of November 19, 2009 and such number of ordinary shares issuable upon exercise of the warrants held by that selling shareholder (excluding 2,371,240 ordinary shares repurchased pursuant to buy back programs, 200,000 ordinary shares issuable upon exercise of warrants with an exercise price of $4.50 per share; and 1,820,449 ordinary shares available for issuance under our employee restricted share units award plan and our employee share option plans).

        In accordance with the terms of the registration rights agreement entered into between us and the selling shareholders, this prospectus generally covers the resale of the shares held by the selling shareholders and the shares issuable upon exercise of the warrants, determined as if such exercise transpired as of the trading day immediately preceding the date this registration statement was initially filed with the SEC. Because the conversion price of the warrants may be adjusted, the number of shares that will actually be issued may be more or less than the number of shares being offered by this prospectus. The fifth column assumes the sale of all of the ordinary shares offered by the selling shareholders pursuant to this prospectus.

        The warrants are subject to certain limitations. See “Prospectus Summary – The Transactions.” The number of shares in the second column does not reflect this limitation. The selling shareholders may sell all, some or none of their shares in this offering. See “Plan of Distribution.”

	Ordinary Shares Beneficially Owned Prior to Offering		Ordinary Shares Being Offered	Ordinary Shares Beneficially Owned After Offering
Name of Beneficial Owner	Number	Percent		Number	Percent

Iroquois Master Fund Ltd. (1)	1,499,973	6.1%	1,091,660	408,313	4.5%
Rockmore Investment Master Fund Ltd. (2)	1,091,660	4.6%	1,091,660	0	0%
Prescott Group Aggressive Small Cap Master (3)	6,975,864	28.2%	2,183,318	4,792,546	19.4%

(1)	The address of Iroquois Master Fund Ltd. is c/o Iroquois Capital, 641 Lexington Avenue, 26th Floor, New York, NY 10022. The percentage ownership set forth in the third column is based on 23,231,702 ordinary shares outstanding as of November 19, 2009, plus 1,158,829 ordinary shares underlying warrants beneficially owned by Iroquois Master Fund Ltd. Joshua Silverman has voting and investment control over the securities held by Iroquois Master Fund Ltd. Mr. Silverman disclaims beneficial ownership of these shares.

(2)	Rockmore Capital, LLC (“Rockmore Capital”) and Rockmore Partners, LLC (“Rockmore Partners”), each a limited liability company formed under the laws of the State of Delaware, serve as the investment manager and general partner, respectively, to Rockmore Investments (US) LP, a Delaware limited partnership, which invests all of its assets through Rockmore Investment Master Fund Ltd., an exempted company formed under the laws of Bermuda (“Rockmore Master Fund”). By reason of such relationships, Rockmore Capital and Rockmore Partners may be deemed to share dispositive power over the securities held by Rockmore Master Fund. Rockmore Capital and Rockmore Partners disclaim beneficial ownership of our securities held by Rockmore Master Fund. Rockmore Partners has delegated authority to Rockmore Capital regarding the portfolio management decisions with respect to our securities held by Rockmore Master Fund and, as of October 14, 2009, Mr. Bruce T. Bernstein and Mr. Brian Daly, as officers of Rockmore Capital, are responsible for the portfolio management decisions of our securities held by Rockmore Master Fund. By reason of such authority, Messrs. Bernstein and Daly may be deemed to share dispositive power over our securities held by Rockmore Master Fund. Messrs. Bernstein and Daly disclaim beneficial ownership of such securities and neither of such persons has any legal right to maintain such authority. No other person has sole or shared voting or dispositive power (as those terms are used for purposes under Regulation 13D-G of the Exchange Act) with respect to our securities held by Rockmore Master Fund. No person or “group” (as that term is used in Section 13(d) or Regulation 13D-G of the Exchange Act) controls Rockmore Master Fund.

The address of Rockmore Master Fund is c/o Rockmore Capital, LLC, 150 East 58th Street New York, New York 10155. The percentage ownership set forth in the third column is based on 23,231,702 ordinary shares outstanding as of November 19, 2009, plus 750,516 ordinary shares underlying warrants beneficially owned by Rockmore Master Fund.

(3)	The address of Prescott Group Aggressive Small Cap Master is c/o Prescott Group Capital Management LLC 1924 S. Utica Ave., Suite 1120, Tulsa, Oklahoma 7410. The percentage ownership set forth in the third column is based on 23,231,702 ordinary shares outstanding as of November 19, 2009, plus 1,501,031 ordinary shares underlying warrants beneficially owned by Prescott Group Aggressive Small Cap Master. Phil Frohlich has voting and investment control over the securities held by Prescott Group Aggressive Small Cap Master. Mr. Frohlich disclaims beneficial ownership of these shares.

PLAN OF DISTRIBUTION

        The selling security holders and any of their pledgees, donees, assignees and successors-in-interest may, from time to time, sell any or all of their ordinary shares being offered under this prospectus on any stock exchange, market or trading facility on which ordinary shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling security holders may use any one or more of the following methods when disposing of shares:

—	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

—	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

—	purchases by a broker-dealer as principal and resales by the broker-dealer for its account;

—	an exchange transaction in accordance with the rules of the applicable exchange;

—	privately negotiated transactions;

—	to cover short sales made after the date that the registration statement of which this prospectus is a part is declared effective by the SEC;

—	broker-dealers may agree with the selling security holders to sell a specified number of such shares at a stipulated price per share;

—	sales on any national securities exchange or quotation service on which the shares may be listed or quoted at the time of sale;

—	sales in the over-the-counter market;

—	in transactions otherwise than on such exchanges or services or in the over-the-counter market;

—	through put or call option transactions, whether such options are listed on an options exchange or otherwise;

—	a combination of any of these methods of sale; and

—	any other method permitted pursuant to applicable law.

        The shares may also be sold under Rule 144 under the Securities Act, if available, rather than under this prospectus. The selling security holders have the sole and absolute discretion not to accept any purchase offer or make any sale of shares if they deem the purchase price to be unsatisfactory at any particular time.

        The selling security holders may pledge their shares to their brokers under the margin provisions of customer agreements. If a selling security holder defaults on a margin loan, the broker may, from time to time, offer and sell the pledged shares.

        Broker-dealers engaged by the selling security holders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling security holders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, which commissions as to a particular broker or dealer may be in excess of customary commissions to the extent permitted by applicable law.

        If sales of shares offered under this prospectus are made to broker-dealers as principals, we would be required to file a post-effective amendment to the registration statement of which this prospectus is a part. In the post-effective amendment, we would be required to disclose the names of any participating broker-dealers and the compensation arrangements relating to such sales.

        The selling security holders and any broker-dealers or agents that are involved in selling the shares offered under this prospectus may be deemed to be “underwriters” within the meaning of the Securities Act in connection with these sales. Commissions received by these broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Any broker-dealers or agents that are deemed to be underwriters may not sell shares offered under this prospectus unless and until we set forth the names of the underwriters and the material details of their underwriting arrangements in a supplement to this prospectus or, if required, in a replacement prospectus included in a post-effective amendment to the registration statement of which this prospectus is a part.

        The selling security holders and any other persons participating in the sale or distribution of the shares offered under this prospectus will be subject to applicable provisions of the Securities Exchange Act of 1934 (the “Exchange Act”) and the rules and regulations under that act, including Regulation M. These provisions may restrict activities of, and limit the timing of purchases and sales of any of the shares by, the selling security holders or any other person. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and other activities with respect to those securities for a specified period of time prior to the commencement of such distributions, subject to specified exceptions or exemptions. All of these limitations may affect the marketability of the shares.

        If any of the ordinary shares offered for sale pursuant to this prospectus are transferred other than pursuant to a sale under this prospectus, then subsequent holders could not use this prospectus until a post-effective amendment or prospectus supplement is filed, naming such holders. We offer no assurance as to whether any of the selling security holders will sell all or any portion of the shares offered under this prospectus.

        We have agreed to pay all fees and expenses we incur incident to the registration of the shares being offered under this prospectus. However, each selling security holder and purchaser is responsible for paying any discounts, commissions, and similar selling expenses they incur.

        We and the selling security holders have agreed to indemnify one another against certain losses, damages, and liabilities arising in connection with this prospectus, including liabilities under the Securities Act.

        We agreed to use our commercially reasonable efforts to keep this prospectus effective until such date as is the earlier of (I) the date when all ordinary shares covered by this prospectus have been sold thereunder or pursuant to Rule 144 or (II) the date on which the ordinary shares may be sold (A) without volume or manner-of-sale restrictions pursuant to Rule 144 and (B) (i)without the requirement for us to be in compliance with the current public information requirement under Rule 144 or (ii) we are in compliance with the current public information requirement under Rule 144, as determined by our counsel pursuant to a written opinion letter to such effect, addressed and acceptable to the transfer agent and the affected selling shareholders. If at any time and for any reason, an additional registration statement is required to be filed because at such time the actual number of ordinary shares into which the outstanding warrants are then exercisable exceeds the number of shares remaining unsold under the registration statement, we shall have 30 business days to file such additional registration statement, and we are required to use our best efforts to cause such additional registration statement to be declared effective by the SEC as soon as possible, but in no event later than 75 days after filing.

EXPENSES

        We are paying substantially all of the expenses of registering the ordinary shares under the Securities Act and of compliance with blue-sky laws, including registration and filing fees, printing and duplication expenses, administrative expenses, our legal and accounting fees and the legal fees of counsel on behalf of the selling shareholders. We estimate these expenses to be approximately $225,799, which include the following categories of expenses:

SEC registration fee	$799
Legal fees and expenses	$110,000
Accounting fees and expenses	$65,000
Miscellaneous expenses	$50,000

Total	$225,799

LEGAL MATTERS

        The validity of the ordinary shares being offered by this prospectus and other legal matters concerning this offering relating to Israeli law will be passed upon for us by Herzog, Fox & Neeman, Tel Aviv, Israel.

EXPERTS

        Ziv Haft certified public accountants (Isr.) BDO Member Firm, independent registered public accounting firm, have audited our balance sheets as of December 31, 2008 and 2007 and our consolidated statements of operations, changes in shareholders equity and cash flows, for each of the three years in the periods ended December 31, 2008 included in our Form 20-F/A for 2008, as set forth in their report which is incorporated by reference in this prospectus. Our financial statements are incorporated by reference in reliance on such firm’s report given on their authority as experts in accounting and auditing.

ENFORCEABILITY OF CIVIL LIABILITIES

        Service of process upon us and upon some of our directors and officers and the Israeli experts named in this prospectus who reside outside the United States may be difficult to obtain within the United States. Furthermore, because some of our principal assets and some of our directors and officers are located outside the United States, court judgments obtained in the United States, including those predicated on the civil liability provisions of United States federal securities laws, against us or any of our directors and officers who reside outside the United States, may not be collectible within the United States or Israel. It may be also difficult to bring an original action in an Israeli court to enforce liabilities against us or against any of our directors and officers, based upon the United States federal securities laws.

        We have been informed by our legal counsel in Israel that there is doubt concerning the enforceability of civil liabilities under the Securities Act and the Exchange Act in original actions instituted in Israel. However, subject to specified time limitations, Israeli courts may enforce a United States final executory judgment in a civil matter obtained after due process before a court of competent jurisdiction according to the laws of the state in which the judgment is given and the rules of private international law currently prevailing in Israel. The rules of private international law currently prevailing in Israel do not prohibit the enforcement of a judgment by Israeli courts provided that:

—	the judgment is enforceable in the state in which it was given;

—	adequate service of process has been effected and the defendant has had a reasonable opportunity to present his arguments and evidence;

—	the judgment and the enforcement of the judgment are not contrary to the law, public policy, security or sovereignty of the state of Israel;

—	the judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties; and

—	an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in a foreign court.

        We have irrevocably appointed BluePhoenix Solutions USA Inc. as our agent to receive service of process in any action against us in any federal court or court of the State of North Carolina arising out of this offering or any purchase or sale of securities in connection with this offering.

        If a foreign judgment is enforced by an Israeli court, it generally will be payable in Israeli currency, which can then be converted into non-Israeli currency and transferred out of Israel. The usual practice in an action before an Israeli court to recover an amount in a non-Israeli currency is for the Israeli court to issue a judgment for the equivalent amount in Israeli currency at the rate of exchange in force on the date of the judgment, but the judgment debtor may make payment in foreign currency. Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency ordinarily will be linked to the Israeli consumer price index plus interest at an annual statutory rate set by Israeli regulations prevailing at the time. Judgment creditors must bear the risk of unfavorable exchange rates.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT
LIABILITIES

        Under the Companies Law, 1999, referred to as the Companies Law, an Israeli company may not exempt an office holder from liability with respect to a breach of his duty of loyalty, but may exempt in advance an office holder from his liability to the company, in whole or in part, with respect to a breach of his duty of care, provided, however, that such a breach is not related to a distribution of a dividend or any other distribution by the company. We have entered into an undertaking to indemnify our office holders in specified limited categories of events and in specified amounts, subject to the limitations set by the Companies Law and our articles of association.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We have filed a Registration Statement on Form F-3 with the SEC for the shares being offered pursuant to this prospectus. This prospectus does not include all of the information contained in the Registration Statement. You should refer to the Registration Statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the Registration Statement for copies of the actual contract, agreement or other document.

        We are required to file annual reports and other information with the SEC. You can read our SEC filings, including the Registration Statement, over the Internet at the SEC’s Web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at the public reference facilities maintained by the SEC, 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of such material from the SEC at prescribed rates by writing to the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

        We are subject to certain of the informational requirements of the Exchange Act. As a “foreign private issuer,” we are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchases and sales of ordinary shares. In addition, we are not required to file quarterly reports or to file annual and current reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC, within 180 days after the end of each fiscal year, an annual report on Form 20-F containing financial statements that will be examined and reported on, with an opinion expressed by an independent accounting firm. We also furnish quarterly reports on Form 6-K containing unaudited financial information for the first three quarters of each fiscal year.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

        The SEC allows us to “incorporate by reference” information into this prospectus. This means that we can disclose important information to you by referring you to another document filed by us with the SEC. Information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by this prospectus or by information we file with the SEC in the future.

        The following documents are incorporated by reference:

(a) Our Annual Report on Form 20-F for the fiscal year ended December 31, 2008 filed with the SEC on March 31, 2009, and an amendment on Form 20-F/A, filed with the SEC on November 24, 2009;

(b) Our Reports on Form 6-K furnished to the SEC on May 6, 2009, May 12, 2009, May 20, 2009, July 15, 2009, August 11, 2009, August 26, 2009, September 22, 2009, October 13, 2009, October 20, 2009, November 12, 2009 (reporting third quarter results) and November 17, 2009 regarding our 2009 financial results through September 30, 2009 and recent material transactions; and

(c) The description of our ordinary shares contained in the Registration Statement under the Exchange Act on Form 8-A as filed with the SEC on January 21, 1997 and any subsequent amendment or report filed for the purpose of updating this description.

        In addition, all subsequent annual reports filed on Form 20-F prior to the termination of this offering are deemed to be incorporated by reference into this prospectus. Also, we may incorporate by reference our future reports on Form 6-K by stating in those forms that they are being incorporated by reference into this prospectus.

        We will provide without charge to any person (including any beneficial owner) to whom this prospectus has been delivered, upon oral or written request, a copy of any document incorporated by reference in this prospectus but not delivered with the prospectus (except for exhibits to those documents unless a document specifically states that one of its exhibits is incorporated into the document itself). Such requests should be directed to Yael Peretz, Legal Advisor, c/o BluePhoenix Solutions Ltd., 8 Maskit Street, Herzlia 46733, Israel, facsimile number +972-9-952-6111. Our corporate Web site address is http://www.bphx.com. The information on our Web site is not intended to be a part of this prospectus.

BLUEPHOENIX SOLUTIONS LTD.

BLUEPHOENIX SOLUTIONS LTD.

CONSOLIDATED BALANCE SHEETS

	September 30,	December 31,
	2009	2008
	Unaudited
	(in thousands)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$23,812	$30,308
Marketable securities	224	423
Trade accounts receivable	26,111	28,232
Other current assets	3,545	3,217

Total current assets	53,692	62,180

LONG TERM ASSETS:
Investment in affiliated company	157	157
Property and equipment, net	2,044	2,493
Goodwill (Note 2)	56,753	52,006
Intangible assets and other, net (Note 3)	17,333	23,151

Total long term assets	76,287	77,807

Total assets	129,979	$139,987

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Short-term bank credit and others	$3,757	$1,021
Accounts payable and accruals:
Trade	4,974	5,133
Deferred revenue	3,871	5,541
Other (Note 4)	11,107	18,125

Total current liabilities	23,709	29,820

LONG-TERM LIABILITIES:
Accrued severance pay, net	1,442	1,797
Loans from banks and others (Note 5)	13,549	15,048

Total long-term liabilities	14,991	16,845

Total liabilities	38,700	46,665

COMMITMENTS AND CONTINGENCIES (Note 6)
EQUITY:
Share Capital	48	46
Noncontrolling interest	1,268	827
Additional paid-in capital	127,784	129,827
Accumulated other comprehensive loss	(1,537)	(1,616)
Accumulated deficit	(21,044)	(20,605)

	106,519	108,479

Cost of 2,371,140 Company shares held by subsidiaries	(15,240)	(15,157)

Total equity	91,279	93,322

Total liabilities and equity	$129,979	$139,987

The accompanying notes are an integral part of the consolidated financial statements.

BLUEPHOENIX SOLUTIONS LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Nine months ended September 30,
	2009	2008
	Unaudited
	(in thousands, except per share data)

Revenues:
Services	53,308	64,557
Products	4,931	4,536

Total revenues	58,239	69,093

Cost of revenues:
Services	31,547	33,717
Products	302	280

Total cost of revenues	31,849	33,997

Gross profit	26,390	35,096

Research and development costs, net	8,708	14,100
Selling, general and administrative expenses	21,663	25,182

Total operating expenses	30,371	39,282

Operating loss	(3,981)	(4,186)
Financial expenses, net	(1,997)	(1,038)
Other income, net	-	273

Loss before taxes on income	(5,978)	(4,951)
Taxes on income (benefit)	11	(330)

Loss from continued operation	(5,989)	(4,621)
Net loss from discontinued operation	-	(9,021)

Net loss	(5,989)	(13,642)
Net income attributable to noncontrolling interest	441	255

Loss attributable to BluePhoenix	$(6,430)	$(13,897)

Loss per share - basic and diluted:
Income from continued operations
attributable to BluePhoenix common
shareholders	$(0.31)	$(0.41)
Discontinued operation attributable to
BluePhoenix common shareholders	-	(0.25)

Net loss attributable to BluePhoenix Common shareholders	$(0.31)	$(0.66)

Weighted average shares outstands, basic and diluted	20,965	21,183

Amounts attributable to BluePhoenix common shareholders:
Loss from continued operation	$(6,430)	$(8,664)
Loss from discontinued operation	-	(5,233)

Net loss	$(6,430)	$(13,897)

The accompanying notes are an integral part of the consolidated financial statements.

BLUEPHOENIX SOLUTIONS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share capital
	Number of shares	Par value	Additional paid-in capital	Accumulated other comprehensive loss	Non controlling interest	Retained earnings (Accumulated deficit)	Treasury shares at cost	Total
	(In thousand , except shares)

Balance at January 1, 2008	20,626,627	$44	$118,575	$(1,359)	$762	$7,996	$(13,548)	$112,470
Changes during 2008:
Net income (loss)	-	-	-	-	(65)	(28,601)	-	(28,536)
Unrealized loss on available for-sale marketable
securities	-	-	-	(257)		-	-	(257)

Total comprehensive loss								(28,793)
Stock-based and RSUs compensation	-	-	2,825	-		-	-	2,825
Exercise of warrants	200,000	*	1,347	-		-	-	1,347
Exercise of employees stock options and RSUs	274,191	*	660	-		-	-	660
Purchase of treasury stocks	(677,302)	-	-	-		-	(1,609)	(1,609)
conversion of convertible notes series A	12,242	*	67	-		-	-	67
Issuance of shares and warrants in connection with
previously acquired subsidiaries	400,000	2	6,353	-		-	-	6,355

Balance at December 31, 2008	20,835,758	46	129,827	(1,616)	827	(20,605)	(15,157)	93,322
Net income ( loss)	-	-	-	-	441	(6,430)	-	(5,989)
Realized loss on available for sale marketable
securities	-	-	-	79	-	-	-	79

Total comprehensive income	-		-	-	-	-	-	(5,910)

Implementation of EITF 07-05 on beginning of
the year equity	-	-	(6,152)	-	-	5,991	-	(161)
Stock-based and RSUs compensation	-	-	1,606	-	-	-	-	1,606
Exercise of employees stock options and RSUs	240,836	*	-	-	-	-	-	-
Issuance of shares, net	813,461	2	2,503	-	-	-	-	2,505
Purchase of treasury stocks	(44,994)	-	-	-	-	-	(83)	(83)

Balance at September 30, 2009	21,845,061	$48	$127,784	$(1,537)	$1,268	$(21,044)	$(15,240)	$91,279

* Less than $1,000.

The accompanying notes are an integral part of the consolidated financial statements.

BLUEPHOENIX SOLUTIONS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine months ended September 30,
	2009	2008
	Unaudited
	(in thousands)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(5,989)	$(13,642)
Adjustments to reconcile net loss to net cash provided by operating activities:
Loss from discontinued operation	-	9,021
Depreciation and amortization	6,820	7,229
Decrease in accrued severance pay, net	(355)	(30)
Stock - based and non cash compensations	1,604	2,148
Deferred income taxes, net	(413)	(767)
Changes in operating assets and liabilities:
Marketable securities	278	(29)
Decrease (increase) in trade receivables	2,121	(3,050)
Decrease (increase) in other current assets	(118)	(521)
Increase (decrease) in trade payables	(122)	953
Increase (decrease) in other current liabilities and deferred revenues	(2,542)	565

Net cash provided by operating activities	1,284	1,877

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(289)	(1,027)
Proceeds from sale of property and equipment	-	22
Additional consideration of previously acquired subsidiaries and purchase of activities	(8,598)	(6,052)
Purchase of activity and newly-consolidated subsidiaries	-	(2,192)

Net cash used in investing activities	(8,887)	(9,249)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of long-term loans	(775)	(75)
Receipt of long-term loans	2,000	16,000
Purchase of treasury shares	(83)	(591)
Issuance of share	(35)	-
Exercise of employee share options and warrants	-	2,007

Net cash provided by financing activities	1,107	17,341

Cash flows provided by discontinued operation:
Net cash provided by operating activity	-	752
Net cash provided by investing activity	-	64

Total net increase in cash and cash equivalents	-	10,785

Changes in cash and cash equivalents from discontinued operation	-	(816)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS FROM
CONTINUED OPERATION	(6,496)	9,969
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	30,308	22,571

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$23,812	$32,540

APPENDIX A - NON-CASH ACTIVITIES:

Issuance of shares against liability	$2,505	$-

The accompanying notes are an integral part of the consolidated financial statements.

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS – Unaudited

Note 1 – Summary of Significant Accounting Policies:

A.	General:

BluePhoenix Solutions Ltd. (“BluePhoenix”) (together with its subsidiaries, the “Company”) is an Israeli corporation, which operates in one operating segment of IT modernization solutions.

The Company develops and markets software tools and provides consulting services for efficient modernization of legacy systems and cross-platform migration.

The Company manages its business in various international markets through several entities, including its wholly owned subsidiaries located in USA, UK, Denmark, Germany, Italy, Netherlands, Cyprus, Romania, Russia, Korea, and Israel.

B.	The significant accounting policies applied in the annual financial statements of the Company as of December 31, 2008 are applied consistently in these financial statements, except for the implementation of the following pronouncements:

On May 28, 2009, the FASB issued SFAS No. 165–Subsequent Events (“SFAS No. 165”) (ASC 855). SFAS No. 165 provides guidance on management’s assessment of subsequent events and requires additional disclosure about the timing of management’s assessment of subsequent events. SFAS No. 165 does not significantly change the accounting requirements for the reporting of subsequent events. SFAS No. 165 is effective for interim or annual financial periods ending after June 15, 2009. The Company adopted SFAS No. 165 as of June 30, 2009 and the adoption of this standard did not materially impact the Company’s financial position, results of operations, and changes in net assets or disclosures in the financial statements.

In accordance with FASB Statement No. 165, Subsequent Events, the Company evaluated subsequent events through the date and time these consolidated financial statements were issued.

In June 2009, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 168 (ASC 105), The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles. SFAS No. 168 establishes the FASB Accounting Standards Codification (“Codification”) as the single source of authoritative U.S. generally accepted accounting principles (U.S. GAAP) recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. SFAS No. 168 and the Codification are effective for financial statements issued for interim and annual periods ending after September 15, 2009. As the Codification does not change current GAAP, the adoption of SFAS No. 168 did not materially impact the Company’s consolidated financial position, results of operations or cash flows.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“FAS 141R”). FAS 141R provides revised guidance on how acquirers recognize and measure consideration, identifiable assets, liabilities, contingencies, non-controlling interests and goodwill in business combinations, and expands disclosure requirements surrounding the nature and financial effects of business combinations. Key changes include: acquired in-process research and development will be capitalized and assessed for impairment where relevant and amortized over its useful life instead of being expensed on acquisition; acquisition costs will be expensed as incurred; restructuring costs will generally be expensed in periods after the acquisition date; the consideration paid in shares would be valued at closing date; and, in the event that a deferred tax valuation allowance relating to a business acquisition (including from prior years) is subsequently reduced, the adjustment will be recognized in the statement of income. Early adoption is not permitted. As applicable to Company, this statement became effective, on a prospective basis, as of the year beginning January 1, 2009. The initial adoption of FAS 141R did not have a material impact on the Company’s consolidated financial statements. However, FAS 141R could significantly impact how business combinations consummated after its adoption are reflected in the Company’s consolidated financial statements.

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS – Unaudited

Note 1 – Summary of Significant Accounting Policies (Cont’d):

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No 51 (“SFAS No. 160”). SFAS No. 160 changes the accounting and reporting for minority interests, which will be recharacterized as noncontrolling interests and classified as a component of equity. This new consolidation method significantly changes the accounting for transactions with minority interest holders. SFAS No. 160 is effective for fiscal years beginning after December 31, 2008.

C.	Recently Issued Accounting Standards:

In September 2009, the FASB ratified final EITF 09-3, Software Revenue Recognition. Entities that sell tangible products containing both hardware elements and software elements that are currently within the scope of AICPA Statement of Position (“SOP”) Number 97-2, Revenue Recognition for Software Products with Multiple Deliverables, (“SOP 97-2”), primarily codified into ASU 2009-14. EITF 09-3 amends EITF 03-05, Applicability of AICPA Statement of Position 97-2 to Non-Software Deliverables in an Arrangement Containing More-Than-Incidental Software, primarily codified into ASC 985-605, to exclude from their scope all tangible products containing both software and no software components that function together to deliver the product’s essential functionality. EITF 09-3 is effective for fiscal years beginning after June 15, 2010. The effects of the adoption, if any, of EITF 09-3 on the Company’s consolidated financial position, results of operations and cash flows are not expected to be material.

D.	Unaudited interim consolidated financial statements:

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States for interim financial information. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles in the United States for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the nine months ended September 30, 2009 are not necessarily indicative of the results that may be expected for the year ended December 31, 2009. The interim financial statements should be read in conjunction with the consolidated financial statements included in the Company’s Annual Report on Form 20-F/A for the year ended December 31, 2008, as amended.

Note 2 – Goodwill

	September 30, 2009	December 31, 2008
	Unaudited	Audited
	(in thousands)

Carrying amounts at beginning of year	$52,006	$49,683
Acquired*	4,747	15,651
Goodwill impairment	-	(13,328)

Carrying amount at end of year	$56,753	$52,006

*	Including resolution of contingent consideration.

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS – Unaudited

Note 3 – Intangible Assets, net

	Useful life years	September 30, 2009	December 31, 2008
		Unaudited	Audited
		(in thousands)

Original amount:
Technology	5	$45,948	$45,948
Customer related intangible assets	5-8	4,659	4,659
Distribution agreement related intangible assets	11	359	359
Brand name related intangible assets	12	958	958
Deferred tax asset		1,634	1,368
Others		203	203

		53,761	53,495

Accumulated amortization:
Technology		33,758	28,301
Customer related intangible assets		2,175	1,685
Distribution agreement related intangible assets		75	51
Brand name related intangible assets		180	120
Other		240	187

		36,428	30,344

		$17,333	$23,151

Note 4 – Accounts Payable and Accruals – Other:

	September 30,	December 31,
	2009	2008
	Unaudited	Audited
	(in thousands)

Government departments and agencies	$918	$761
Employees and wage-related liabilities	5,655	6,921
Liability with respect to continued consideration resolving	3,091	9,389
Accrued expenses and other current liabilities	1,443	1,054

	$11,107	$18,125

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS – Unaudited

Note 5 – Loans from banks and others:

		September 30,	December 31,
		2009	2008
		Unaudited	Audited
Average Interest *	Linkage Basis	Total long-term liabilities**
%		(in thousands)

6.30	€	$32	$69
6.04	$	17,274	16,000
Less - current portion		(3,757)	(1,021)

		$13,549	$15,048

*	As of September 30, 2009.

**	Net of current portion.

Note 6 – Commitments and contingencies:

A.	Commitments:

(1) Covenants to Banks. In connection with the credit line extended to the Company by Discount Le’Israel Ltd, Bank Hapoalim Ltd., Bank Leumi Le’Israel Ltd., and First International Bank, the Company committed to certain covenants related to its operation and certain financial ratios. As of September 30, 2009, the Company met all such financial covenants.

(2) Chief Scientist. Two of the Company’s subsidiaries have entered into agreements with the OCS; these subsidiaries are obliged to pay royalties to the OCS at a rate of 3% on sales of the funded products, up to 100% of the dollar-linked grant received in respect of these products from the OCS. As of September 30, 2009, the contingent liability that was not recognized amounted to $917 thousand.

(3) Ministry of Production in Italy. In July 2007, the Company’s subsidiary, I-Ter, received a final approval from the Ministry of Production in Italy for its Easy4Plan product. Easy4Plan is a workflow management tool designed for ISO9000 companies. The total funds received from the Ministry of Production amounted to approximately $650 thousand, of which 30% are a grant, and the balance is an 8-year loan to be repaid by I-Ter. The loan bears a nominal annual interest. 90% of the funds were received in December 2007. The remaining 10% are subject to a final review by the Ministry of Production. As of September 30, 2009 the liability amounted to $404 thousand.

(4) Customers’ bank guarantees. Under agreements between the Company and certain of its customers, the Company undertook to provide such customers a bank guarantee for the assurance of performance of its obligations under its agreements with such customers. As of September 30, 2009, there are outstanding bank guarantees on behalf of customers in the aggregate amount of $647 thousand.

BLUEPHOENIX SOLUTIONS LTD.

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS – Unaudited

Note 6 – Commitments and contingencies (Cont’d):

B.	Contingencies:

In July 2003, a former Liraz shareholder filed an application with the Tel-Aviv-Jaffa District Court to approve a claim filed by him against the Company, as a class action. The claim relates to the acquisition of Liraz shares that the Company completed in March 2003. The shareholder alleges that the share price that the Company paid to Liraz’s shareholders in the tender offer and in a subsequent mandatory purchase was lower than the fair price of Liraz shares. The maximum amount of the claim is approximately $9.7 million in the aggregate. Under Israeli law, the court’s approval is required for the plaintiff to represent all of the shareholders of Liraz who sold their shareholdings to the Company pursuant to the tender offer and the mandatory acquisition. The plaintiff has applied for such approval in the lawsuit. The Company believes that the allegations against it in this proceeding are without merit and intends to vigorously defend the claim and contest the allegations made therein.

Note 7 – Subsequent Events:

DSKnowledge Ltd. (“DSK”) Pursuant to purchase agreements dated November 12, 2009 (the “DSK Group Agreements”), the Company agreed to purchase certain assets of DSK and its affiliated companies. DSK and its affiliated companies are providers of Knowledge Management (“KM”) software for enterprises and services. DSK modernizes and transforms legacy data, information and content elements in enterprises into one knowledge management repository. Pursuant to the terms of the DSK Group Agreements, the Company agreed to acquire the assets for approximately $3.7 million of which the Company may, in its sole discretion, pay approximately $1.8 million in equity securities. The Company may be required to pay additional consideration based upon the future performance of the business. In addition, the Company agreed to assume liabilities of approximately $1.2 million. The conditions to closing have not yet been fulfilled, and the parties agreed to extend the date for closing until November 29, 2009.

Private Placement. In October 2009, the Company completed a $4.2 million private placement of ordinary shares and warrants to institutional investors. Pursuant to the securities purchase agreement, the Company issued to the investors 1,364,575 ordinary shares. In addition, the Company issued to the investors series A warrants exercisable immediately into 818,744 ordinary shares during a five year term from the issuance date at an exercise price of $3.95 per share, series B warrants exercisable immediately into 1,364,575 ordinary shares during a variable term at an exercise price of $3.05 and series C warrantsexercisable immediately upon the exercise of the Series B warrants into 818,744 ordinary shares during a variable term at an exercise price of $3.95. All warrants (Series A,B, and C) are subject to anti-dilution protection under which any future issuance of securities at a price lower than the current exercise price of the warrants will cause an adjustment of the applicable warrant exercise price to the price of the dilutive issuance.

The Company agreed to file a registration statement with the Securities and Exchange Commission no more than 45 days from the closing for purposes of registering the ordinary shares sold in the private placement and the shares underlying the warrants. Under the agreement, the Company is obligated to pay the investors 1.5% per month liquidated damages but not more than 3%, if the registration statement is not declared effective by 120 days following the closing. The net proceeds from the private placement amounted to approximately $4.12 million and will be used for future acquisitions.

4,366,638 Ordinary Shares

BLUEPHOENIX SOLUTIONS LTD.

PROSPECTUS

__________, 2009

BLUEPHOENIX SOLUTIONS LTD.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 8. Indemnification of Directors and Officers.

        Under the Companies Law, 1999, referred to as the Companies Law, an Israeli company may not exempt an office holder from liability with respect to a breach of his duty of loyalty, but may exempt in advance an office holder from his liability to the company, in whole or in part, with respect to a breach of his duty of care, provided, however, that such a breach is not related to a distribution of a dividend or any other distribution by the company.

        Office Holders Insurance

        Our articles of association provide that, subject to the provisions of the Companies Law, we may enter into a contract for insurance of all or a part of the liability of any of our office holders imposed on the office holder in respect of an act performed in his or her capacity as an office holder, in respect of each of the following:

—	a breach of his duty of care to us or to another person;

—	a breach of his duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that such act would not prejudice our interests; or

—	a financial obligation imposed on him or her in favor of another person.

        Indemnification of Office Holders

        Our articles of association provide that, subject to the provisions of the Companies Law, we may indemnify our office holders in respect of an obligation or expense specified below imposed on an office holder in respect of an act performed in his or her capacity as an office holder, as follows:

(i)	a financial obligation imposed on him or her in favor of another person by a court judgment, including a compromise judgment or an arbitrator’s award approved by court;

(ii)	reasonable litigation expenses, including attorney’s fees, incurred by the office holder as a result of an investigation or proceeding instituted against the office holder by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against the office holder; and either (a) concluded without the imposition of any financial liability in lieu of a criminal proceeding; or (b) a financial liability was imposed on him in lieu of a criminal proceeding for an offense that does not require proof of criminal intent; and

(iii)	reasonable litigation expenses, including attorney’s fees, expended by the office holder or charged to the office holder by a court, in a proceeding instituted against the office holder by us or on its behalf or by another person, or in a criminal charge from which the office holder was acquitted, or in a criminal proceeding in which the office holder was convicted of an offense that does not require proof of criminal intent.

        We may undertake to indemnify an office holder as aforesaid, (a) prospectively, provided that in respect of (i) above, the undertaking is limited to categories of events that in the opinion of our board of directors are foreseeable in light of the our operations at the time that the undertaking to indemnify is given, and for an amount or criteria that our board has determined as reasonable under the circumstances, and further provided that that such events and amount or criteria are indicated in the indemnification undertaking; and (b) retroactively.

        We have entered into an undertaking to indemnify our office holders in specified limited categories of events and in specified amounts, subject to the limitations set by the Companies Law and our articles of association, as described above.

        Limitations on Exemption, Insurance, and Indemnification

        The Companies Law provides that a company may not indemnify an office holder, enter into an insurance contract that would provide coverage for any monetary liability, or exempt an office holder from liability, with respect to any of the following:

—	a breach by the office holder of his duty of loyalty, except that the company may indemnify or provide insurance coverage to the office holder if the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

—	a breach by the office holder of his duty of care if the breach was done intentionally or recklessly, except for a breach that was made in negligence;

—	any act or omission done with the intent to derive an illegal personal benefit; or

—	any fine levied against the office holder.

        In addition, under the Companies Law, indemnification of, and procurement of insurance coverage for, our office holders must be approved by our audit committee and our board of directors and, in specified circumstances, by our shareholders.

Item 9. Exhibits.

(a) The following exhibits are filed herewith:

Number	Exhibit Title

2.01	Securities Purchase Agreement dated as of October 14, 2009, among the Registrant and the purchasers identified therein. (1)

4.01	Form of Ordinary Shares Purchase Warrant (1)

4.02	Registration Rights Agreement dated as of October 14, 2009, among the Registrant and the purchasers signatory thereto. (1)

5.01	Opinion of Herzog, Fox & Neeman.

23.01	Consent of Herzog, Fox & Neeman (included in Exhibit 5.01).

23.02	Consent of Ziv Haft Certified Public Accountants (Isr.) BDO Member Firm, independent public registered firm.

24.01	Powers of Attorney (included in the signature page).

(1) Incorporated by reference to the Registrant’s Report on Form 6-K filed with the Securities and Exchange Commission on October 13, 2009

Item 10. Undertakings.

(a) The undersigned Registrant hereby undertakes:

        (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement;

(iii) to include any material information with respect to the Plan of Distribution not previously disclosed in the Registration Statement or any other material change to such information in the Registration Statement;

        (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        (4) To file a post-effective amendment to the Registration Statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Securities Act need not be furnished, provided that the Registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to Registration Statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Securities Act or Item 8.A of Form 20-F if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the Form F-3.

(b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to section 13(a) or section 15(d) of the Exchange Act that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Herzliya, Israel, on this 25th day of November 2009.

BLUEPHOENIX SOLUTIONS LTD. By: /s/ Varda Sagiv —————————————— Varda Sagiv Chief Financial Officer

POWER OF ATTORNEY

        KNOW ALL PERSONS BY THESE PRESENTS that each individual whose signature appears below constitutes and appoints Yaron Tchwella and Varda Sagiv, and each of them, his or her true and lawful attorneys-in-fact and agents with full power of substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to sign any registration statement for the same offering covered by the Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done or by virtue hereof.

        Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Name	Title	Date

Principal Executive Officer:

/s/ Yaron Tchwella	Chief Executive Officer	November 25, 2009
Yaron Tchwella

Principal Financial Officer and Principal
Accounting Officer:

/s/ Varda Sagiv	Chief Financial Officer	November 25, 2009
Varda Sagiv

Directors:

/s/ Arie Kilman	Director / Chairman	November 25, 2009
Arie Kilman

/s/ Amira Berkovitz-Amir	Director	November 23, 2009
Amira Berkovitz-Amir

Director
Michael Chill

/s/ Gur Shomron	Director	November 22, 2009
Gur Shomron

/s/ Sam Somech	Director	November 25, 2009
Sam Somech

Authorized Representative in the United States:
BLUEPHOENIX SOLUTIONS USA Inc.

/s/ Varda Sagiv	November 25, 2009
By: Varda Sagiv
Chief Financial Officer